SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER 7420-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Cristiane Barretto Sales
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX 7420-6752	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES(IN THOUSANDS)	1 03/31/2010	2 12/31/2009	3 03/31/2009
SUBSCRIBED CAPITAL
1 - COMMON	137,269	137,269	136,275
2 - PREFERRED	263,445	263,445	238,064
3 - TOTAL	400,714	400,714	374,339
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	1,123
6 - TOTAL	1,123	1,123	1,123

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total

1.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO	04/16/2010	Interest on Shareholders’ equity	04/19/2010	Common	0.1107577459
02	AGO	04/16/2010	Interest on Shareholders’ equity	04/19/2010	Preferred	0.1107577459
03	AGO	04/16/2010	Dividends	04/19/2010	Common	0.9138918337
04	AGO	04/16/2010	Dividends	04/19/2010	Preferred	0.9138918337
05	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Common	0.1107577459
06	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Preferred	0.1107577459
07	AGO	04/16/2010	Dividends	10/25/2010	Common	0.9138918337
08	AGO	04/16/2010	Dividends	10/25/2010	Preferred	0.9138918337

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/21/2010

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                               Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                       As of 06/30/2010

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2010	4 - 12/31/2009
1	TOTAL ASSETS	12,407,571	11,892,840
1.01	CURRENT ASSETS	887,094	514,273
1.01.01	CASH AND CASH EQUIVALENTS	166,034	257,111
1.01.01.01	CASH AND CASH EQUIVALENTS	166,034	257,111
1.01.02	CREDITS	296,527	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	296,527	-
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	21,810	-
1.01.04	OTHER	402,723	257,162
1.01.04.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	2,278	-
1.01.04.02	INTEREST ON SHAREHOLDERS AND DIVIDENDS	185,967	246,092
1.01.04.02	RECOVERABLE TAXES	144,718	8,666
1.01.04.03	DEPOSITS AND BLOCKAGES ESCROW	8,820	1,072
1.01.04.04	PREPAID EXPENSES	54,494	998
1.01.04.05	OTHER ASSETS	6,446	334
1.02	NONCURRENT ASSETS	11,520,477	11,378,567
1.02.01	LONG-TERM RECEIVABLES	1,947,107	1,173,899
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	1,947,107	1,173,899
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	1,346,527	1,157,645
1.02.01.03.02	DEPOSITS AND BLOCKAGES ESCROW	586,224	5,927
1.02.01.03.03	PREPAID EXPENSES	5,106	1,570
1.02.01.03.04	OTHER ASSETS	549	549
1.02.01.03.05	DERIVATIVE CONTRACTS	8,971	8,208
1.02.02	PERMANENT ASSETS	9,573,370	10,204,668
1.02.02.01	INVESTMENTS	7,401,517	8,864,837
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	7,401,413	8,864,733
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	-	-
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY AND EQUIPMENT	640,142	2
1.02.02.03	INTANGIBLE ASSETS	1,531,711	1,339,829

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2010	4 – 12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,407,571	11,892,840
2.01	CURRENT LIABILITIES	1,259,256	819,311
2.01.01	LOANS AND FINANCING	105	-
2.01.02	DEBENTURES	29,680	266,256
2.01.03	SUPPLIERS	361,431	2,345
2.01.04	TAXES PAYABLE	122,165	36,609
2.01.05	DIVIDENDS PAYABLE	441,037	319,287
2.01.06	PROVISIONS	16,784	1,168
2.01.06.01	PROVISION FOR CONTINGENCIES	16,784	1,168
2.01.07	PAYABLES TO RELATED PARTIES	451	327
2.01.08	OTHER	287,603	193,319
2.01.08.01	PAYROLL AND SOCIAL CHARGES	21,085	393
2.01.08.02	DERIVATIVE CONTRACTS	2,252	2,302
2.01.08.03	OTHER LIABILITIES	264,266	190,624
2.02	NONCURRENT LIABILITIES	2,073,693	1,814,838
2.02.01	LONG-TERM LIABILITIES	2,073,693	1,814,838
2.02.01.01	LOANS AND FINANCING	12,830	-
2.02.01.02	DEBENTURES	1,410,884	1,803,609
2.02.01.03	PROVISIONS	16,163	341
2.02.01.03.01	PROVISION FOR CONTINGENCIES	16,163	341
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	633,816	10,888
2.02.01.06.01	TAXES PAYABLE	583,266	-
2.02.01.06.02	DERIVATIVE CONTRACTS	9,332	10,552
2.02.01.06.03	OTHER LIABILITIES	41,218	336
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS’ EQUITY	9,074,622	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.05.04	PROFIT RESERVES	891,996	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	633,448	205,592

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	GROSS SALES AND/OR SERVICES	245,503	245,503	-	-
3.02	DEDUCTIONS	(78,288)	(78,288)	-	-
3.03	NET SALES AND/OR SERVICES	167,215	167,215	-	-
3.04	COST OF SALES AND/OR SERVICES	(79,948)	(79,948)	-	-
3.05	GROSS PROFIT	87,267	87,267	-	-
3.06	OPERATING EXPENSES/INCOME	168,877	380,648	181,634	313,425
3.06.01	SELLING EXPENSES	(32,066)	(32,066)	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(17,931)	(23,920)	(2,291)	(7,316)
3.06.03	FINANCIAL	(28,689)	(59,041)	(51,084)	(111,258)
3.06.03.01	FINANCIAL INCOME	9,936	21,309	4,275	20,655
3.06.03.02	FINANCIAL EXPENSES	(38,625)	(80,350)	(55,359)	(131,913)
3.06.04	OTHER OPERATING INCOME	2,719	2,757	17	189
3.06.05	OTHER OPERATING EXPENSES	(7,327)	(7,591)	(31)	(115)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	252,171	500,509	235,023	431,925
3.07	OPERATING RESULT	256,144	467,915	181,634	313,425
3.08	NONOPERATING INCOME (LOSS)	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	INCOME(LOSS) BEFORE TAXES AND PROFIT SHARING	256,144	467,915	181,634	313,425
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	560	560	-	-
3.11	DEFERRED INCOME TAX	(20,705)	(40,619)	64	1,296
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	PROFIT /LOSS FOR THE PERIOD	235,999	427,856	181,698	314,721
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	373,216	373,216
	EARNINGS PER SHARE	0.59060	1.07073	0.48684	0.84327
	LOSS PER SHARE

04.01 - STATEMENTS OF CASH FLOWS INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	5 – 01/01/2009 to 06/30/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	(26,963)	(54,673)	(101,498)	(104,450)
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	38,358	1,207	(52,881)	(114,127)
4.01.01.01	NET INCOME (LOSS)	235,999	427,856	181,698	314,721
4.01.01.02	RESULT OF INTEREST CORPORATE	(252,171)	(500,509)	(235,023)	(431,925)
4.01.01.03	DEPRECIATION AND AMORTIZATION	15,766	15,766	-	-
4.01.01.04	LOSSES ON INVESTMENT	-	-	-	80
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	3,976	3,976	-	-
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	(1,245)	(1,245)	-	-
4.01.01.07	LOSSES IN FORWARD, SWAP AND OPTION CONTRACTS	789	(1,893)	1,492	5,250
4.01.01.08	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	606	2,569	-	-
4.01.01.09	MONETARY AND VARIATION	790	790	-	-
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	1,986	1,986	-	-
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	(107)	(107)	-	-
4.01.01.12	PROVISION (RESERVE) FOR CONTINGENCIES	2,838	2,933	(18)	(159)
4.01.01.13	PROVISION (REVERSE) FOR SUPPLIERS	9	49	(979)	(811)
4.01.01.14	PROVISION FOR TAXES	7,773	7,773	13	13
4.01.01.15	PROVISION FIDELITY PROGRAM	644	644	-	-
4.01.01.16	PROVISION (REVERSE) DEFERRED INCOME TAXES	20,705	40,619	(64)	(1,296)
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(65,321)	(55,880)	(48,617)	9,677
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	2,050	2,050	-	-
4.01.02.02	INVENTORIES	(587)	(587)	-	-
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	(25,416)	(334)	(453)	32,311
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	2,317	2,307	(945)	(1,916)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	2,710	2,893	30	205
4.01.02.06	TRADE ACCOUNTS PAYABLE	7,939	8,009	(383)	(522)
4.01.02.07	TAXES PAYABLE	(1,783)	(36,911)	12	(44,535)
4.01.02.08	CHARGES ON LOANS, FINANCING AND DEBENTURES	(42,714)	(23,585)	(46,847)	24,656
4.01.02.09	PROVISION FOR CONTINGENCIES (PAYMENTS)	(750)	(767)	(5)	(7)
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	(9,087)	(8,955)	(26)	(105)
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	1,044,732	1,127,099	260,585	438,786
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(12,539)	(12,539)	-	-
4.02.02	RESOURCES FROM ACQUISITION AND MERGER AND SOCIETY	122,813	122,813	-	-
4.02.03	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	-	8,842
4.02.04	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	934,435	1,016,802	260,585	429,944
4.02.05	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	23	23	-	-
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(876,730)	(1,163,503)	(550,139)	(340,335)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	-	-	-	210,000
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(459,777)	(669,815)	(550,000)	(550,000)
4.03.03	PAYMENT OF THE REVERSE STOCK SPLIT	-	(83)	(127)	(307)
4.03.04	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(416,953)	(493,605)	(12)	(28)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	141,039	(91,077)	(391,052)	(5,999)
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	-	257,111	-	10,706
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	141,039	166,034	(391,052)	4,707

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	235,999	-	235,999
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622

  05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	427,856	-	427,856
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622

 08.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2010	4 – 12/31/2009
1	TOTAL ASSETS	20,616,996	21,127,793
1.01	CURRENT ASSETS	6,337,051	6,002,969
1.01.01	CASH AND CASH EQUIVALENTS	1,156,077	1,258,574
1.01.01.01	CASH AND CASH EQUIVALENTS	1,156,077	1,258,574
1.01.02	CREDITS	2,546,119	2,546,806
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,546,119	2,546,806
1.01.02.02	OTHER CREDITS	-	-
1.01.03	INVENTORIES	398,312	423,634
1.01.04	OTHER	2,236,543	1,773,955
1.01.04.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	36,820	39,197
1.01.04.02	RECOVERABLE TAXES	1,298,546	1,186,231
1.01.04.03	DEPOSITS AND BLOCKAGES ESCROW	234,212	200,907
1.01.04.04	DERIVATIVE CONTRACTS	5,240	14,700
1.01.04.05	PREPAID EXPENSES	504,144	161,954
1.01.04.06	OTHER ASSETS	157,581	170,966
1.02	NONCURRENT ASSETS	14,279,945	15,124,824
1.02.01	LONG-TERM RECEIVABLES	4,543,060	4,493,939
1.02.01.01	OTHER CREDIT	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	4,543,060	4,493,939
1.02.01.03.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	53,210	51,344
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	3,461,606	3,670,121
1.02.01.03.03	DEPOSITS AND BLOCKAGES ESCROW	842,283	608,995
1.02.01.03.04	DERIVATIVE CONTRACTS	157,652	137,060
1.02.01.03.05	PREPAID EXPENSES	25,311	23,430
1.02.01.03.06	OTHER ASSETS	2,998	2,989
1.02.02	PERMANENT ASSETS	9,736,885	10,630,885
1.02.02.01	INVESTMENTS	112	112
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-
1.02.02.01.03	OTHER INVESTMENTS	112	112
1.02.02.02	PROPERTY AND EQUIPMENT	5,699,554	6,408,504
1.02.02.03	INTANGIBLE ASSETS	4,037,219	4,222,269
1.02.02.04	DEFERRED CHARGES	-	-

08.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –06/30/2010	4 –12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,616,996	21,127,793
2.01	CURRENT LIABILITIES	6,521,071	6,451,455
2.01.01	LOANS AND FINANCING	962,764	688,397
2.01.02	DEBENTURES	29,680	266,256
2.01.03	SUPPLIERS	2,853,539	3,053,587
2.01.04	TAXES PAYABLE	1,096,499	953,355
2.01.05	DIVIDENDS PAYABLE	441,037	322,433
2.01.06	PROVISIONS	125,806	134,181
2.01.06.01	PROVISION FOR CONTINGENCIES	125,806	134,181
2.01.07	PAYABLES TO RELATED PARTIES	2,251	1,180
2.01.08	OTHER	1,009,495	1,032,066
2.01.08.01	DERIVATIVE CONTRACTS	37,989	30,970
2.01.08.02	PAYROLL AND SOCIAL CHARGES	164,871	161,366
2.01.08.03	OTHER LIABILITIES	806,635	839,730
2.02	NONCURRENT LIABILITIES	5,021,303	5,417,647
2.02.01	LONG-TERM LIABILITIES	5,021,303	5,417,647
2.02.01.01	LOANS AND FINANCING	2,185,072	2,306,632
2.02.01.02	DEBENTURES	1,410,884	1,863,209
2.02.01.03	PROVISIONS	159,062	143,962
2.02.01.03.01	PROVISION FOR CONTINGENCIES	159,062	143,962
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	1,266,285	1,103,844
2.02.01.06.01	TAXES PAYABLE	920,082	764,971
2.02.01.06.02	DERIVATIVE CONTRACTS	101,131	131,418
2.02.01.06.03	OTHER LIABILITIES	245,072	207,455
2.03	DEFERRED INCOME	-	-
2.04	MINORITY INTEREST	-	-
2.05	SHAREHOLDERS’ EQUITY	9,074,622	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.05.04	INCOME RESERVES	891,996	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	633,448	205,592
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

09.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 –04/01/2010 to 06/30/2010	4 –01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	GROSS SALES AND/OR SERVICES	6,309,172	12,312,668	5,512,605	11,127,584
3.02	DEDUCTIONS	(1,907,570)	(3,677,841)	(1,506,000)	(3,080,628)
3.03	NET SALES AND/OR SERVICES	4,401,602	8,634,827	4,006,605	8,046,956
3.04	COST OF SALES AND/OR SERVICES	(2,396,737)	(4,798,767)	(2,228,948)	(4,487,398)
3.05	GROSS PROFIT	2,004,865	3,836,060	1,777,657	3,559,558
3.06	OPERATING EXPENSES/INCOME	(1,603,458)	(3,090,561)	(1,496,824)	(3,011,840)
3.06.01	SELLING EXPENSES	(1,231,422)	(2,343,447)	(1,124,880)	(2,113,883)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(332,759)	(648,100)	(293,486)	(641,641)
3.06.03	FINANCIAL	(101,169)	(159,442)	(121,767)	(286,652)
3.06.03.01	FINANCIAL INCOME	41,707	151,734	75,180	160,700
3.06.03.02	FINANCIAL EXPENSES	(142,876)	(311,176)	(196,947)	(447,352)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	-	-	-	-
3.06.04	OTHER OPERATING INCOME	90,740	182,777	75,238	160,022
3.06.05	OTHER OPERATING EXPENSES	(28,848)	(122,349)	(31,929)	(129,686)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING RESULT	401,407	745,499	280,833	547,718
3.08	NONOPERATING INCOME	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	401,407	745,499	280,833	547,718
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(60,042)	(168,346)	(31,260)	(100,620)
3.11	DEFERRED INCOME TAX	(105,366)	(149,297)	(54,061)	(104,941)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	-	-	(13,814)	(27,436)
3.15	PROFIT/LOSS FOR THE PERIOD	235,999	427,856	181,698	314,721
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	373,216	373,216
	EARNINGS PER SHARE	0.59060	1.07073	0.48684	0.84327
	LOSS PER SHARE	-	-	-	-

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6-01/01/2009 to 06/30/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	1,236,381	1,629,252	1,372,073	2,111,498
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	1,229,995	2,523,089	1,163,049	2,345,036
4.01.01.01	NET INCOME(LOSS)	235,999	427,856	181,698	314,721
4.01.01.02	RESULT OF INTEREST CORPORATE	-	-	13,814	27,436
4.01.01.03	DEPRECIATION AND AMORTIZATION	840,181	1,711,514	811,042	1,606,211
4.01.01.04	LOSS ON INVESTMENT	-	-	-	2,015
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	(2,511)	(2,251)	46	380
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	(10,324)	(14,135)	(13,548)	(5,730)
4.01.01.07	LOSS(GAIN) IN FORWARD, SWAP AND OPTION CONTRACTS	(14,385)	(35,379)	257,933	363,332
4.01.01.08	LOSS ON LOANS, FINANCING AND DEBENTURES	28,991	57,004	(222,879)	(280,794)
4.01.01.09	MONETARY AND VARIATION	6,787	(16,468)	9,367	11,186
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	36,286	78,675	65,275	142,847
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	(293)	(372)	611	1,222
4.01.01.12	PROVISION FOR CONTINGENCIES	30,825	63,188	34,123	69,805
4.01.01.13	PROVISION(REVERSAL) FOR SUPPLIERS	(56,843)	(25,524)	(16,308)	(65,522)
4.01.01.14	PROVISION (REVERSAL) FOR DISPOSAL OF ASSETS	(668)	(3,024)	-	(795)
4.01.01.15	PROVISION FOR TAXES	23,818	121,233	2,423	63,812
4.01.01.16	PROVISION (RESERVAL) FIDELITY PROGRAM	6,765	11,475	(8,211)	(11,327)
4.01.01.17	PROVISION DEFERRED INCOME TAXES	105,367	149,297	47,663	106,237
4.01.02	CHANGES IN ASSETS AND LIABILITIES	6,386	(893,837)	209,024	(233,538)
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(28,052)	(77,988)	(19,091)	100,212
4.01.02.02	INVENTORIES	(85,879)	39,457	75,320	363,471
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	(88,257)	(54,458)	(165,471)	48,335
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	173,395	(519,182)	138,053	(254,917)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	8,772	3,505	23,805	(29,771)
4.01.02.06	TRADE ACCOUNTS PAYABLE	(30,120)	(263,248)	101,043	(447,762)
4.01.02.07	TAXES PAYABLE	101,487	130,276	125,370	23,735
4.01.02.08	PROVISIONS FOR CONTINGENCIES (PAYMENTS)	(29,347)	(60,545)	(34,824)	(58,922)
4.01.02.09	CHARGES ON LOANS, FINANCING AND DEBENTURES	(34,568)	(59,559)	(27,024)	81,380
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	18,955	(32,095)	(8,157)	(59,299)
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(275,493)	(726,539)	(536,058)	(1,264,741)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(276,595)	(729,207)	(537,663)	(1,275,743)
4.02.02	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	-	8,842
4.02.03	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	1,102	2,668	1,605	2,160
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(610,667)	(1,005,210)	(864,501)	(1,320,840)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	361,924	471,924	124,571	334,571
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(551,640)	(985,908)	(1,076,597)	(1,627,189)
4.03.03	CASH RECEIVED OF FORWARD, SWAP AND OPTION CONTRACTS	(3,998)	2,495	87,953	95,264
4.03.04	PAYMENT OF THE REVERSE STOCK SPLIT	-	(116)	(348)	(708)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(416,953)	(493,605)	(80)	(122,778)
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	350,221	(102,497)	(28,486)	(474,083)
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	-	1,258,574	-	2,182,913
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	350,221	1,156,077	(28,486)	1,708,830

11.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	235,999	-	235,999
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622

11.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	427,856	-	427,856
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622

A free translation from Portuguese into English of Report of Independent Auditors on Special Review of Quarterly Financial Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC).

Report of Independent Auditors on Special Review

The Board of Directors and Shareholders
Vivo Participações S.A.
São Paulo - SP

  We reviewed the Quarterly Financial Information - ITR, individual and consolidated, of Vivo Participações S.A. (the “Company”) and its subsidiaries, for the quarter ended June 30, 2010, comprising the balance sheet, the statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows, the notes to financial information and the performance report, prepared under the responsibility of management.

  Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of, and discussions with, the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries, relating to the main criteria adopted in the preparation of the quarterly financial information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company and its subsidiaries.

  Based on our review, we are not aware of any significant changes that should be made to the Quarterly Financial Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information.

  As mentioned in Note 2, in 2009, CVM approved several Accounting Pronouncements, Interpretations and Guidelines issued by Brazilian FASB (CPC), effective in 2010, which changed accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended June 30, 2010 and disclosed in Note 2b. Prior period quarterly financial information, presented for comparison purposes, was adjusted in order to include the changes in accounting practices adopted in Brazil in force in 2010.

São Paulo, July 21, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6

Luiz Carlos Passetti Accountant CRC-1-SP-144.343/O-3	Drayton Teixeira de Melo Accountant CRC-1-SP-236947/O-3

VIVO PARTICIPAÇÕES S.A.

Explanatory Notes to the Quarterly Financial Statements – ITRs
For the six-month period ended June 30, 2010
(in thousand Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company that, at June 30, 2010 and December 31, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly hold, treasury shares excluded, 59.6% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital).

b. Subsidiaries

At June 30, 2010 and December 31, 2009, the Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”).

Until May 31, 2010, the Company was also the 100% controlling shareholder of Telemig Celular S.A. (“Telemig” or  “subsidiary”), which was merged into the Company on June 01, 2010 (note 1c).

The Company and its subsidiaries engage in personal mobile telephone services, including activities that are necessary or useful for the performance of said services, in conformity with the authorizations granted to them.

c. Merger of Telemig into Vivo Participações

At a Special Shareholders’ Meeting, held on June 01, 2010, the merger of Telemig into Vivo Participações and the consequent extinguishment of Telemig were approved. In conformity with the provisions in article 227 of Law no. 6.404/76, on that same date the Protocol of Justification and Merger of Telemig into Vivo Participações and the Appraisal Report for the net assets of Telemig, prepared by an independent company, were approved based on the book value at base date March 31, 2010. The net assets transferred to Vivo Participações at the base date totaled R$1,003,766 and the equity changes occurred in Telemig between the base date and the effective date of the merger (June 01, 2010) were absorbed by Vivo Participações.

Such merger did not entail any increase of capital or change in the shareholding structure of the shareholders of Vivo Participações, given that there are not non-controlling shareholders of Telemig.

As a result of said merger, Telemig’s authorization licenses will be transferred timely to the Company, which started exploiting mobile telephony services, including those activities that are necessary or useful for the performance of such services in the State of Minas Gerais (region 1).

In a Relevant Fact disclosed on May 11, 2010, the Company informed that the future will be considered the possibility of the merger of Vivo into Vivo Participações, with a view to complete the corporate structure simplification process, will be examined, subject to the due necessary corporate and regulatory approvals. The referred merger will not entail any change to the shareholding structure, once Vivo is already a wholly-owned subsidiary of Vivo Participações.

d. Authorization and Frequencies

The Company’s and its subsidiaries’ business, including the services they may provide, are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT). Said agency implements its actions, as a rule, by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of its  revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

e. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiaries and TIM are transactions in the regular course of cellular telephone business, which are regulated by the ANATEL.

2. BASIS FOR PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

2.a) Basis for Preparation and Presentation

The individual and consolidated quarterly financial statements (ITRs) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The changes in the accounting practices arising from the application of Laws No. 11,638 and No. 11,941 have been measured and registered by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Committee (CVM) and by the Federal Accounting Council (“CFC”).

Giving continuance with the process for compliance with the international accounting rules, on November 10, 2009 the CVM published CVM Resolution no. 603, which permitted the publicly-held companies to present their Quarterly Information Reports – ITRs during fiscal year 2010 pursuant to the accounting rules in effect until December 31, 2009. The Company decided not to adopt the permission referred to in said resolution and established January 01, 2009 as the “transition date” for adoption of the new accounting practices, issued in 2009 and the mandatory adoption of which is required for the fiscal year to be ended on December 31, 2010. The “transition date” is defined as being the departure point for the adoption of the changes to the accounting practices adopted in Brazil, and represents the base date on which the Company and its subsidiaries prepared their balance sheets adjusted to these new accounting rules. The pronouncements which produced impacts on the quarterly financial statements are commented in note 2b.

The authorization to complete the preparation of these Quarterly Financial Statements was given at the Executive Committee’s Meeting held on July 21, 2010.

The periods of disclosure of the subsidiaries’ information in the consolidated statements coincide with those of the controlling shareholder.

At June 30, 2010, the balances of the controlling company include: i) in the balance sheet, the merged amounts of Telemig, pursuant to the balance sheet prepared at March 31, 2010 and the equity changes until May 31, 2010; ii) in the income statement, the balances of the transactions carried out as from June 01, 2010 as the operator of region 1, State of Minas Gerais; and iii) the effects of that merger in cash flows.

In order to allow a better understanding of the information contained in the balance sheet of the controlling company, for the period ended on June 30, 2010, we have disclosed in note 33 balances of Telemig, as merged into the Company, base May 31, 2010.

All assets and liabilities balances, revenues and expenses arising out of transactions among the consolidated companies were eliminated in the consolidated statements.

No information by segment was stated, once the Company in one sole operating segment of provision of mobile telecommunication services.

The CVM determined that the IFRS must be adopted for consolidated financial statements of publicly-held companies from 2010 on. Consequently, for the fiscal year to be ended on December 31, 2010, the Company shall present its consolidated financial statements in accordance with the IFRS, as issued by the International Accounting Standard Board – IASB.

2.b) Effect of the adjustments of the application of CPCs 15 to 40 and change to the accounting practices

The accounting practices and the calculation methods were uniformly applied in the consolidated companies and are consistent with those used in the previous year, except for the application of the CPCs and interpretations issued during fiscal year 2009, whose impacts on the financial statements are detailed as follows:

2.b1) Deferred income and social contribution taxes: The amounts of deferred income and social contribution taxes were posted to current assets, to the extent of their expected realization. Upon the adoption of CPC 32, the total deferred income and social contribution taxes started being posted to non-current assets, including the deferred taxes ascertained in the application of the adjustments provided for in the CPCs (note 6).

2.b2) Inspection and Installation Rate (TFI): This rate corresponds to the amounts that are monthly paid on net additions of new customers. They were amortized during the estimated period of customer retention, equivalent to 24 months. Upon the adoption of the CPCs and with the purpose of making its accounting practices compliant with the best international practices, the Company and its subsidiaries started recognizing such amounts directly in the income statement in the “Cost of Services Rendered”, in item “Taxes, charges and contributions” (note 20). Due adjustments were made on a retrospective basis, as required in CPC 23.

2.b3) Court deposits: The amounts of court deposits granted as guarantee of civil, labor and tax proceedings were stated in the balance sheet as a reduction of the respective liabilities, complying with the provisions set forth in CVM Resolution no. 489/05. Upon the adoption of CPC 25 ( revoked CVM Resolution no. 489/05), the Company and its subsidiaries reclassified the referred court deposits to current assets and non-current assets, according to the expected realization term (note 7).

2.b4) Post-employment benefit plans: The Company and its subsidiaries started recognizing the net actuarial assets of the post-employment benefit plans, to the extent of the surplus recoverability restrictions applicable to sponsors of Brazilian pension plans. Such Net Actuarial Assts were not recognized prior to the adoption of CPC 33. Actuarial gains and losses referring to the post-employment benefit plans and the amounts referring to surplus recoverability limitations due to refunds or reductions in future contributions are being recognized as other comprehensive income, and do not impact any more the operating income (note 27).

2.b5) Capitalized financial charges: The financial charges provided for in certain loan and financing agreements relating to investment activities were capitalized based on the average amount of works in progress, pursuant to CVM resolution no. 193 (revoked by CVM Resolution no. 577) and Official Release CVM/SNC/SEP 01/2007. The capitalized financial charges were depreciated pursuant to the same criteria of useful life as determined for the item of property, plant & equipment to which they were attributed. However, upon the adoption of CPC 20 and after an analysis conducted by the Company, it was concluded that the maturation period of its works is not significant and that such charges should not be capitalized. Due adjustments were made on a prospective basis since January 01, 2009 (transition date), with the capitalized balance until December 31, 2008 remaining held in property, plant & equipment, which is depreciated according to the same criteria and useful life of the items of property, plant & equipment to which they were attributed (note 11).

2.b6) Acquisition of non-controlling shareholders’ shares and premium: In accordance with the Brazilian accounting practices prior to CPC 15, a premium was recorded upon the acquisition of shares for prices in excess of the book value thereof. Upon the adoption of CPC 15, as from January 01, 2009 (transition date), the effects of all the transactions of acquisition of non-controlling shareholders’ shares started being recorded in the shareholders’ equity to the extent there is no change in the shareholding control. Consequently, such transactions do not generate premium or results any more and the premium previously generated in the acquisitions from non-controlling shareholders, including expenses being capitalized in the process, was adjusted towards the shareholders’ equity of the Company (note 18).

2.b7) Deferred Assets: Upon the adoption of CPC 13 on January 01, 2008, the Company and its subsidiaries elected to keep the recognized balances in the deferred asset group until the complete amortization thereof. The pre-operating expenses balance recorded as deferred assets prior to January 01, 2009 (transition date) refers to pre-operating expenses of Global Telecom (Vivo’s predecessor company) and to the network formation costs in the Northeast region, which were amortized pursuant to the straight line method, within 10 years. After review by the Company, and with the purpose of making their accounting practices compliant with the best international practice, the Company and its subsidiaries elected to write-off such amounts as a counter-entry to the shareholders’ equity. The due adjustments were made on a retrospective basis, as required in CPC 23.

2.b8) Recognition of multi-element transaction revenues: In order to meet the requirements in CPC 30, the amounts of minutes included in the multi-element transactions started being segregated and shown in the income statement as a service revenue to the extent such services were used by customers. The due adjustments were made on a prospective basis (note 17).

2.b9) Donations and Subventions Reserve: The amounts of network equipment donated by suppliers were posted to a specific reserve account, in the shareholders’ equity. After review by the Company and with the purpose of making its accounting practices compliant with the best international practice and as set forth in Law no. 11.638/07, such amounts were transferred to “Other Liabilities - Deferred Revenue/Donation of Equipment” and are amortized for the term the equipment is in service. The due adjustments were made on a retrospective basis, as required in CPC 23.

2.b10) Supplementary Dividends: According to previous Brazilian law, Companies could recognize dividends supplementary to the minimum mandatory dividend as of the closing date of the fiscal year based on the proposal of Company Management for allocation of the net profit of the year. Upon the adoption of CPC 24 and ICPC 08, supplementary dividends must be recognized at the time they are approved by the competent managing bodies. Accordingly, the Company reversed the amounts of supplementary dividends which had been recorded at December 31, 2009 and were not yet approved at a General Shareholders Meeting that date. The supplementary dividends receivable from its subsidiaries and those payable to its shareholders were approved for payment in the General Shareholders Meetings held on March 31, 2010 and on April 16, 2010, respectively. Therefore, the supplementary dividends for fiscal year 2009 were allocated in the second quarter of 2010.

2.b11) Minority interest: This refers to the effects of the minority interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements.

2.b12) Shareholders’ equity: This refers to the effects of the controlling shareholders’ interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements (note 18).

2.b13) Equity Method Result: This refers to the amounts calculated pursuant to the equity method, arising out of the application of the adjustments made in the subsidiaries, as provided for in the CPCs (note 10).

2.b14) Disclosure of infrastructure swap costs and revenues: the amounts of revenues and costs referring to agreements contemplating mutual provision, among different operators, of network infrastructure assets with the same technical features, prices, contractual conditions and similar nature of use, started being disclosed on a net basis in the revenues and costs. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 20 and 23).

2.b15) Roaming: The amounts referring to invoicing and transfer of domestic and international roaming, which were previously posted to the current assets and liabilities, are now considered as revenue, at the time of the invoicing, and as costs, at the time of the transfer, pursuant to the definition of agent and principal described in CPC 30. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 19 and 20).

2.b16) Reclassifications in the income statement:  As a result of the application of the CPCs and with the purpose of making its accounting practices compliant with  best international practices, the Company and its subsidiaries made some reclassifications in their income statements, as described below:

  Rewarding program expenses and reversals: they were reclassified from “Other operating revenues (expenses), net” to “Gross telecommunication service revenues”.
  Recovery of network maintenance costs and other expenses: they were reclassified from “Other operating revenues (expenses), net” to “Cost of services rendered”, “Selling expenses” and “General and administrative expenses”;
  Recovery of tax credits on purchase of goods: they were reclassified from “Other operating revenues (expenses), net” to “Cost of goods sold”; and
  FUST and FUNTTEL Rates: they were reclassified from “Other operating revenues (expenses), net” to “Cost of services rendered”;
  Amortization of authorization licenses: they were reclassified from “General and administrative expenses” to “Cost of services rendered”.

The Company and its subsidiaries have chosen not to evaluate property, plant & equipment and intangible assets at fair value as assigned cost whereas: (i) the cost method, deducted of losses provision, is the best method to evaluate their property, plant & equipment and intangible assets; (ii) have a segregation of assets in well-defined classes and related to their operating activities; (iii) its area of operation is significantly impacted by technological development, require frequent revision of recoverable amounts and estimates of useful lives of assets, what is being done consistently and  (iv) have effective controls  about property, plant & equipment and intangible assets, enabling the identification of losses and changes in estimated useful life of assets. Therefore, the amount net presented in the property, plant & equipment and intangible assets are in accordance with accounting practices adopted in Brazil.

In the tables below, the Company presents the amounts corresponding to the impacts generated in the shareholders’ equity for the period ended on December 31, 2009, and for comparison purposes, in the controlling company’s and consolidated income statement for the six-month period ended on June 30, 2009. The accounting information for 2010 are already presented with the application of the referred adjustments and reclassifications.

Shareholders’ equity

	Note	Company	Consolidated
Shareholders' equity before the effects of applications of CPCs		10,190,824	10,190,824

Effects adjustments of that passing through by result
Fistel Fee	2.b2)	-	(4,297)
Post-employment benefit plans	2.b4)	-	10,797
Interest on construction in progress	2.b5)	-	(36,605)
Capitalised expenditure on acquisition of investments	2.b6)	(4,913)	(4,913)
Deferred assets	2.b7)	-	25,529
Prepaid services to be rendered	2.b8)	-	(259)
Donations of network equipment	2.b9)	-	4,768
Income tax and social contribution	2.b1)	-	22
Equity accounting	2.b13)	(45)	-
Result of interest corporate	2.b11)	-	(1,787)

Effects adjustments of that not passing through by result
Fistel Fee	2.b2)	-	(199,851)
Post-employment benefit plans	2.b4)	-	(9,454)
Adjustments for non-controlling shareholdings before the merger of shares	2.b6)	3,617	-
Premium on acquisition of interest of noncontrolling	2.b6)	(1,749,650)	(1,749,650)
Reversal of amortization of premium on acquisition of interest in non-controlling	2.b6)	406,348	406,348
Deferred assets	2.b7)	-	(55,393)
Prepaid services to be rendered	2.b8)	-	(4,229)
Donations of network equipment	2.b9)	-	(33,218)
Additional dividend	2.b10)	611,925	611,925
Income tax and social contribution	2.b1)	-	102,728
Equity accounting	2.b13)	(199,415)	-
Result of interest corporate	2.b11)	-	5,406

Shareholders' equity after the effects of applications of CPCs		9,258,691	9,258,691

Income Statement

		Company
	Note	Income statement released on 06.30.2009	Adjustments and reclassifications CPCs	Income statement on 06.30.09 - resubmitted

General and administrative expenses	2.b16)	(8,720)	1,404	(7,316)
Other operating expenses, net	2.b6) and 2.b16)	3,493	(3,419)	74
Equity accounting	2.b13)	411,105	20,820	431,925
Income before financial expenses, net		405,878	18,805	424,683
Financial expenses, net		(111,258)	-	(111,258)
Income before taxes		294,620	18,805	313,425
Income tax and social contribution		1,296	-	1,296
Net income		295,916	18,805	314,721

		Consolidated
	Note	Income statement released on 06.30.2009	Adjustments and reclassifications CPCs	Income statement on 06.30.09 - resubmitted

Telecommunications service	2.b8), 2.b15) and 2.b16)	9,680,857	113,940	9,794,797
Sale of goods	2.b8)	1,402,631	(69,844)	1,332,787
Gross operating revenue		11,083,488	44,096	11,127,584
Deductions of gross revenue	2.b8)	(3,127,665)	47,037	(3,080,628)
Net operating revenue		7,955,823	91,133	8,046,956
Cost of services rendered	2.b2), 2.b5), 2.b9), 2.b14), 2b15) and 2.b16)	(3,344,881)	(81,670)	(3,426,551)
Cost of goods sold	2.b16)	(1,064,105)	3,258	(1,060,847)
Gross income		3,546,837	12,721	3,559,558
Selling expenses	2.b16)	(2,115,404)	1,521	(2,113,883)
General and administrative expenses	2.b16)	(690,047)	48,406	(641,641)
Other operating expenses, net	2.b4), 2.b6), 2.b7), 2.b14) and 2.b16)	33,563	(3,227)	30,336
Income before Financial expenses, net		774,949	59,421	834,370
Financial expenses, net	2.b5)	(259,470)	(27,182)	(286,652)
Income before taxes and interest		515,479	32,239	547,718
Income tax and social contribution	2.b1)	(193,915)	(11,646)	(205,561)
Result of interest corporate	2.b11)	(25,648)	(1,788)	(27,436)
Net income		295,916	18,805	314,721

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Cash and banks	3,776	76	30,422	46,468
Short-term investments	162,258	257,035	1,125,655	1,212,106
Total	166,034	257,111	1,156,077	1,258,574

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, held with first-category financial institutions.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Receivables from billed services	94,802	-	1,095,511	1,105,069
Receivables from interconnection fees	99,318	-	726,927	784,524
Receivables from unbilled services	97,956	-	613,787	590,617
Receivables from goods sold	28,269	-	319,419	391,578
(-) Allowance for doubtful accounts	(23,818)	-	(209,525)	(324,982)
Total	296,527	-	2,546,119	2,546,806

Following is the aging list for the gross accounts receivable at June 30, 2010 and December 31, 2009:

	Company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Unbilled	97,956	-	613,787	590,617
Falling due	156,980	-	1,518,383	1,561,644
Overdue accounts – from 1 to 30 days	19,510	-	220,479	208,393
Overdue accounts – from 31 to 60 days	5,984	-	66,598	67,059
Overdue accounts – from 61 to 90 days	5,729	-	49,186	51,485
Overdue accounts – from 91 to 180 days	7,995	-	58,445	33,969
Overdue accounts – from 181 to 360 days	2,373	-	13,609	28,797
Overdue accounts – more than 360 days	-	-	5,632	4,842
Total	296,527	-	2,546,119	2,546,806

There was not any customer representing more than 10% of the net accounts receivable at June 30, 2010 and December 31, 2009, except for Telecomunicações de São Paulo S.A. – Telesp, which accounted for 10.6% of the net accounts receivable at December 31, 2009. These amounts refer, basically, to interconnection and co-billing.

At June 30, 2010, the consolidated balance of accounts receivable includes R$85,222 (R$116,747 December 31, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Company		Consolidated
	2010	2009	2010	2009
Balance at January 01	-	-	324,982	387,308
Additional allowance in first half year (note 21)	1,986	-	78,675	142,847
Write-offs in first half	(2,009)	-	(194,132)	(147,757)
Merger of Telemig (note 1)	23,841	-	-	-
Balance at June 30	23,818	-	209,525	382,398
Additional allowance in second half				70,388
Write-offs in second half				(127,804)
Balance at December 31				324,982

5. INVENTORIES

	Company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Handsets	20,590	-	391,838	422,337
Simcard (chip)	2,278	-	23,740	28,176
Accessories and other	357	-	4,680	9,033
(-) Provision for obsolescence	(1,415)	-	(21,946)	(35,912)
Total	21,810	-	398,312	423,634

Below are the changes in the provision for obsolescence:

	Company		Consolidated
	2010	2009	2010	2009
Balance at January 01	-	-	35,912	42,580
Additional (reversal) allowance in first half	(1,245)	-	(13,966)	(6,165)
Merger of Telemig (note 1)	2,660	-	-	-
Balance at June 30	1,415	-	21,946	36,415
Reversal of provision in second half				(503)
Balance at December 31				35,912

The costs of goods sold, which include the amounts of the provision for obsolescence, are shown in note 20.

6. DEFERRABLE AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Prepaid income and social contribution taxes	744,600	709,838	899,737	814,218
Recoverable state VAT (ICMS)	62,164	199	638,621	648,124
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	30,758	21,423	283,055	315,981
Withholding income tax	7,499	6,495	67,019	64,378
Other recoverable taxes	588	270	23,795	23,913
Total recoverable taxes	845,609	738,225	1,912,227	1,866,614

Deferred income and social contribution taxes	612,919	428,086	2,545,799	2,701,723
ICMS to be allocated	32,447	-	302,126	288,015
Total	1,490,975	1,166,311	4,760,152	4,856,352

Current	144,718	8,666	1,298,546	1,186,231
Noncurrent	1,346,257	1,157,645	3,461,606	3,670,121

The Company and Vivo are entitled to tax benefit of 75% reduction in the income tax calculated on the profit earned from activities in the tax incentive areas within the scope of the SUDENE (North of Minas Gerais and Vale do Jequitinhonha) and SUDAM (States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima), respectively.

The breakdown of deferred income and social contribution taxes is as follows:

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Income and social contribution taxes loss carryforwards (a)	419	419	982,527	1,041,994
Tax credit incorporated - corporate reorganization (b)	421,136	425,662	510,248	591,850
Tax credits on temporary differences:(c)
Contingencies and legal liabibility	115,070	30	262,387	227,842
Useful life changes - depreciation	-	-	222,499	222,405
Suppliers	14,668	174	150,966	151,324
Valuation allowance and provision for losses- fixed assets	4,207	-	79,477	99,754
Doubtful accounts	8,106	-	71,246	110,494
Customer loyalty program	2,365	-	25,983	22,301
Derivative contracts	1,047	1,281	21,699	9,962
Employee profit sharing	2,081	-	14,583	23,851
Provision for obsolescence	904	-	7,885	12,210
Adjustments CPCs (note 2)	11,353	-	100,825	102,728
Other amounts	31,563	520	95,474	85,008
Total deferred taxes on non-current assets	612,919	428,086	2,545,799	2,701,723

The deferred taxes were recorded assuming their future realization, as follows:

a) Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$748,943 at June 30, 2010 (R$688,023 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b) Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the integrity of the shareholders’ equity (note 6.2). Realization occurs proportionally to the amortization of the goodwill in its subsidiaries, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c) Tax credits on temporary differences: their realization will occur upon the payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$220,923 at on June 30, 2010 (R$154,757 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes. Additionally, upon the merger of Telemig on June 01, 2010, the Company absorbed the assets of deferred income and social contribution taxes of Telemig in the amount of R$176,505.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2009. During the six-month period ended at June 30, 2010, no relevant fact occurred which might indicate any limitations to the full recovery of the amounts of deferred taxes recognized by Vivo and Telemig (company which was merged on June 1, 2010).

6.2 Tax credit incorporated – Corporate Reorganization

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Company
	06.30.10			12.31.09
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,135,331	(749,319)	386,012	1,251,945	(826,283)	425,662
Telemig Celular S.A. - Corporate Restructuring	103,304	(68,180)	35,124	-	-	-
Total	1,238,635	(817,499)	421,136	1,251,945	(826,283)	425,662

	Consolidated
	06.30.10			12.31.09
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,135,331	(749,319)	386,012	1,251,945	(826,283)	425,662
Global Telecom S.A. - Acquisition	244,848	(161,600)	83,248	302,066	(199,364)	102,702
Telemig Celular S.A. - Corporate Restructuring	103,304	(68,180)	35,124	113,501	(74,911)	38,590
Tele Centro Oeste Celular Participações - Acquisition	6,648	(4,388)	2,260	46,540	(30,716)	15,824
Tele Leste Celular Participações S.A. - Privatization	10,603	(6,999)	3,604	26,687	(17,615)	9,072
Total	1,500,734	(990,486)	510,248	1,740,739	(1,148,889)	591,850

The changes in tax credits for the six-month periods ended at June 30, 2010 and 2009 are as follows:

	Company		Consolidated
	2010	2009	2010	2009
Results
Amortization of goodwill	(118,313)	-	(240,005)	(614,667)
Reversal of provision	78,087	-	158,403	405,681
Tax credit	40,226	-	81,602	208,986
Effect on statement of operation	-	-	-	-

7. COURT DEPOSITS AND RESTRICTED AMOUNTS

The Company and its subsidiaries hold amounts in court deposit and subject to court restriction in relation to civil, labor and tax proceedings (notes 14 and 16), as shown below:

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Escrow deposits
Civil claims	2,092	419	70,218	67,215
Labor	4,100	532	43,041	39,167
Tax	582,125	5,042	906,823	649,541
Total	588,317	5,993	1,020,082	755,923
Escrow blockages	6,727	1,006	56,413	53,979
Total	595,044	6,999	1,076,495	809,902

Current	8,820	1,072	234,212	200,907
Noncurrent	586,224	5,927	842,283	608,995

Following is a brief description of the main court deposits in connection with tax proceedings:

• PIS and COFINS

The Company and its subsidiaries are parties to judicial proceedings in connection with the following matters: i) debts arising out of the offsetting of tax credits resulting from overpayments not recognized by the tax authorities; ii) tax debt due to underpayment by reason of divergences in the accessory tax returns (DCTFs); and iii) discussions referring to changes in the tax rates and increase in the tax calculation bases set forth by Law no. 9718/98. At June 30, 2010, the subsidiaries held amounts in court deposits totaling R$61,205 (R$38,569 at December 31, 2009).

• CIDE

The Company and its subsidiaries are parties to proceedings referring to administrative and judicial matters, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The balance of court deposits at June 30, 2010 was R$91,741 (R$63,695 at December 31, 2009).

• FISTEL (Telecommunications Inspection Fee)

Telemig (company which was merged on June 1, 2010) filed a writ of mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region. June 30, 2010, Telemig held deposits in court totaling R$529,415 (R$416,625 at December 31, 2009).

• IRRF (Withholding Income Tax)

Telemig Participações (company which merged on November 13, 2009) filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. At June 30, 2010, Telemig held deposits in court totaling R$22,189 (R$21,445 at December 31, 2009).

Vivo is party to other judicial proceedings relating to the following matters: i) IRRF levied on income earned from rent and royalties, salaried work and fixed income financial investments; ii) debts referring to offsetting of overpayments of IRPJ and CSLL not homologated by the Brazilian Federal Revenue Service and debt for late fine due as a result of untimely payment of the IRRF tax made on a voluntary basis; and iii) obtaining the CND (Debt Clearance Certificate) for purposes of discharging the referred debt as an impairment for obtaining debt clearance certificates in order to allow the company to have its name removed from the CADIN. At June 30, 2010, Vivo held deposits in court totaling R$11,843 (R$5,797 at December 31, 2009).

• IRPJ (Corporate Income Tax)

The Company was party to judicial proceedings relating to the following matters: i) renewal of the debt clearance certificate requesting authorization for depositing the fully updated amount of the debts; ii) requirement of IRPJ estimates and non-payment of debts with the SIEF; and iii) voluntary disclosure. At June 30, 2010, the deposits in court totaled R$3,988 (R$2,671 at December 31, 2009).

• Contribution to EBC

The SINDITELEBRASIL –Telephone Operators and Cellular and Personal Mobile Service Companies Union filed a writ of mandamus in order to challenge the Contribution for Boosting Public Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law no. 11.652/2008. Vivo and Telemig (company which was merged on June 1, 2010), as Union members, deposited in court the amounts relating to said contribution, which totaled R$124,782 and R$15,205, respectively, at June 30, 2010 (R$55,153 and R$6,604, at December 31, 2009).

• ICMS

The Company and its subsidiaries are parties to judicial proceedings relating to the following matters: i) voluntary disclosure; ii) ICMS purportedly levied on the access, adhesion, qualification, availability and use of services, as well as those relating to supplementary services and additional facilities; right to credit for acquisition of property, plant & equipment and also electric power; and iii) prepaid service activation cards. At June 30, 2010, court deposits totaled R$28,407 (R$17,106 at December 31, 2009).

• Other taxes, charges and contributions

At June 30, 2010, the Company and its subsidiaries recorded deposits in court in the amount of R$18,048 (R$21,876 at December 31, 2009), relating to the discussion of the following matters: i) ISS tax on revenues arising out of number substitution, handset exchange, detailed bill, specific number selection, contact transfer, message number and requested restriction of access, and assessment of ISS on cellular phone activation; ii) social contributions referring to purported absence of withholding of 11% on the amount of several invoices and receipts of service providers hired by means of labor assignment; iii) CPMF; and iv) PPNUM – Public Price for Numbering Resources Management by ANATEL.

8. PREPAID EXPENSES

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
FISTEL fee (*)	40,744	-	353,764	-
Advertising to be distributed	11,160	-	74,523	123,911
Rent	814	-	31,500	19,268
Post-employment benefit plans (note 27)	2,864	-	6,680	3,822
Financial charges	1,848	1,694	6,627	6,747
Insurance premium	599	314	4,891	5,279
Software and other	1,571	560	51,470	26,357
Total	59,600	2,568	529,455	185,384

Current	54,494	998	504,144	161,954
Noncurrent	5,106	1,570	25,311	23,430

(*) These refer to the amounts of the Inspection and Operation Fee for fiscal year 2010, which were paid in March and shall be amortized until the end of the fiscal year.

9. OTHER ASSETS

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Related parties receivables	-	-	78,385	79,276
Advances to employees and suppliers	2,282	11	34,084	10,562
Credits with suppliers	2,000	-	24,282	62,334
Subsidies on handsets sales	-	-	12,590	10,411
Other assets	2,713	872	11,238	11,372
Total	6,995	883	160,579	173,955

Current	6,446	334	157,581	170,966
Noncurrent	549	549	2,998	2,989

10. INVESTMENTS

a) Subsidiaries information

	Vivo	Telemig (**)	Telemig Participações (***) Consolidated

Total assets at 06.30.10	15,801,499	-	-
Total assets at 12.31.09 (*)	16,181,420	2,165,761	-

Shareholders' equity at 06.30.10	7,401,413	-	-
Shareholders' equity at 12.31.09 (*)	7,920,374	944,359	-

Net operating revenue - January to June 2010	7,707,052	-	-
Net operating revenue - January to June 2009 (*)	7,240,655	809,459	809,459

Net income - January to June 2010	396,391	-	-
Net income - January to June 2009(*)	395,790	52,044	54,723
(*) Resubmitted
(**)Telemig was merged by the Company on 06/01/10.
(***)Telemig Participações was merged by the Company on 11/13/09.

The Company holds equity interest in its subsidiaries, as table the following:

	Vivo		Telemig
	06.30.10	12.31.09	06.30.10	12.31.09
Number of shares held (in thousands)
Common	3,810	3,810	-	2,372

Interest in the voting capital	100.0%	100.0%	-	100.0%
Total Interest	100.0%	100.0%	-	100.0%

b) Breakdown

The balance of the controlling company’s investments includes the interest held in the subsidiaries' equity, advances for future capital increase, as well as other investments, as shown below:

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09
Investment in subsidiaries	7,080,217	8,497,616	-	-
Advance for future capital - special goodwill reserve in subsidiaries	321,196	367,117	-	-
Other investments	104	104	112	112
Total	7,401,517	8,864,837	112	112

c) Changes

c.1) Investments in subsidiaries

The initial balances and the changes in investments relating to fiscal year 2009 are stated again in these financial statements (note 2).

	Vivo	Telemig Participações	Telemig	Total
Balance at 12.31.08	6,506,881	698,929	79,407	7,285,217
Adjusting CPCs - Equity pick-up - 01.01.09	(180,741)	(6,061)	(923)	(187,725)
Balance at 01.01.09	6,326,140	692,868	78,484	7,097,492
Equity pick-up on net income of subsidiaries	395,790	32,257	3,878	431,925
Dividends and interest on shareholders’ equity intended	(101,130)	-	-	(101,130)
Capital increase with special goodwill reserve	289,238	10,015	-	299,253
Adjusting for dividends in 2008	-	-	559	559
Earnings generated in the capital increase with the special goodwill reserve	-	1,935	-	1,935
Balance at 06.30.09	6,910,038	737,075	82,921	7,730,034
Capital increase	300,000	-	-	300,000
Shares merger	-	(112,305)	809,551	697,246
Tax incentives	6,935	-	2,202	9,137
Unclaimed dividends and interest on shareholders' equity	3,843	-	928	4,771
Dividends and interest on shareholders’ equity intended	(296,793)	(593,550)	(19,281)	(909,624)
Equity pick-up on net income of subsidiaries	675,155	(31,220)	22,117	666,052
Balance at 12.31.09	7,599,178	-	898,438	8,497,616
Equity pick-up on net income of subsidiaries	396,391	-	104,118	500,509
Additional dividend for fiscal year 2009	(915,352)	-	-	(915,352)
Dividends and interest on shareholders’ equity intended	-	-	(52,595)	(52,595)
Write-off by merger of Telemig (note 1)	-	-	(949,961)	(949,961)
Balance at 06.30.10	7,080,217	-	-	7,080,217

c.2) Advance for future capital increase

The initial balances relating to fiscal year 2009 are stated again in these financial statements (note 2).

	Vivo	Telemig Participações	Telemig	Total
Balance at 01.01.09	610,434	561,209	45,921	1,217,564
Capital increase with special goodwill reserve	(289,238)	(20,871)	-	(310,109)
Balance at 06.30.09	321,196	540,338	45,921	907,455
Shares merger	-	(540,338)	-	(540,338)
Balance at 12.31.09	321,196	-	45,921	367,117
Write-off by merger of Telemig (note 1)	-	-	(45,921)	(45,921)
Balance at 06.30.10	321,196	-	-	321,196

11. PROPERTY, PLANT & EQUIPMENT, NET

11.a) Breakdown

Company
06.30.10			12.31.09
Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
1,191,795	(950,211)	241,584	-	-	-
418,340	(269,186)	149,154	34	(34)	-
346,752	(254,282)	92,470	-	-	-
102,535	(78,662)	23,873	14	(14)	-
12,086	(5,830)	6,256	-	-	-
3,055	-	3,055	-	-	-
239,412	(180,006)	59,406	1,051	(1,049)	2
64,344	-	64,344	-	-	-
2,378,319	(1,738,177)	640,142	1,099	(1,097)	2

Consolidated
06.30.10			12.31.09 Resubmitted
Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
9,527,707	(7,353,027)	2,174,680	9,660,973	(7,188,371)	2,472,602
3,542,018	(2,079,452)	1,462,566	3,418,058	(1,960,734)	1,457,324
3,771,341	(3,105,597)	665,744	4,196,877	(3,225,490)	971,387
2,901,934	(2,616,790)	285,144	2,721,531	(2,412,241)	309,290
305,236	(102,331)	202,905	298,984	(97,347)	201,637
101,080	-	101,080	101,264	-	101,264
1,979,304	(1,427,349)	551,955	1,948,183	(1,372,115)	576,068
255,480	-	255,480	318,932	-	318,932
22,384,100	(16,684,546)	5,699,554	22,664,802	(16,256,298)	6,408,504

11.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements (note 2).

	Company
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	-	-	-	-	-	-	390	-	390
Balances at 06.30.09	-	-	-	-	-	-	390	-	390
Incorporation of Telemig Celular Participações	-	34	-	14	-	-	661	-	709
Balances at 12.31.09	-	34	-	14	-	-	1,051	-	1,099
Additions	536	13	-	2,892	-	-	474	21,788	25,703
Incorporation of Telemig (note 1)	1,184,180	416,829	345,946	99,629	12,086	3,055	232,816	60,400	2,354,941
Write-off	(3,998)	-	-	-	-	-	-	-	(3,998)
Transfer	11,077	1,464	806	-	-	-	5,071	(17,844)	574
Balances at 06.30.10	1,191,795	418,340	346,752	102,535	12,086	3,055	239,412	64,344	2,378,319

Depreciation
Balances at 01.01.09	-	-	-	-	-	-	(386)	-	(386)
Balances at 06.30.09	-	-	-	-	-	-	(386)	-	(386)
Additions	-	-	-	-	-	-	(2)	-	(2)
Incorporation of Telemig Celular Participações	-	(34)	-	(14)	-	-	(661)	-	(709)
Balances at 12.31.09	-	(34)	-	(14)	-	-	(1,049)	-	(1,097)
Additions (*)	(3,952)	(423)	(1,454)	(2,713)	(53)	-	(1,044)	-	(9,639)
Incorporation of Telemig (note 1)	(946,258)	(268,739)	(252,828)	(75,935)	(5,777)	-	(177,904)	-	(1,727,441)
Transfer	(1)	10	-	-	-	-	(9)	-	-
Balances at 06.30.10	(950,211)	(269,186)	(254,282)	(78,662)	(5,830)	-	(180,006)	-	(1,738,177)

Net balance at 12.31.09	-	-	-	-	-	-	2	-	2

Net balance at 06.30.10	241,584	149,154	92,470	23,873	6,256	3,055	59,406	64,344	640,142

	Consolidated
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	26,456	5,688	-	209,652	-	-	27,837	583,044	852,677
Write-off	(176,428)	(6,513)	(61,094)	(501)	(70)	(8)	(9,131)	-	(253,745)
Transfer	608,744	212,959	131,601	20,347	2,867	550	66,837	(1,051,644)	(7,739)
Balances at 06.30.09	9,438,485	3,230,428	4,314,188	2,539,773	299,467	70,894	1,852,864	389,188	22,135,287
Additions	(38,609)	34,088	-	195,567	-	30,696	71,596	621,363	914,701
Write-off	(135,839)	(2,551)	(10,983)	(13,805)	(462)	(326)	(10,047)	-	(174,013)
Transfer	396,936	156,093	(106,328)	(4)	(21)	-	33,770	(691,619)	(211,173)
Balances at 12.31.09	9,660,973	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,664,802
Additions	21,192	7,964	680	181,080	6,470	-	31,336	373,397	622,119
Write-off	(400,792)	(7,293)	(463,168)	(677)	-	(184)	(32,755)	-	(904,869)
Transfer	246,334	123,289	36,952	-	(218)	-	32,540	(436,849)	2,048
Balances at 06.30.10	9,527,707	3,542,018	3,771,341	2,901,934	305,236	101,080	1,979,304	255,480	22,384,100

Depreciation
Saldos em 01.01.09	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(661,181)	(107,574)	(177,196)	(201,136)	(5,166)	-	(90,302)	-	(1,242,555)
Write-off	196,209	5,139	42,155	449	71	-	7,562	-	251,585
Transfer	399	25	1,204	-	-	-	(1,349)	-	279
Balances at 06.30.09	(7,112,566)	(1,843,493)	(2,814,523)	(2,205,757)	(92,413)	-	(1,282,125)	-	(15,350,877)
Additions	(212,568)	(119,614)	(532,440)	(220,289)	(5,168)	-	(100,258)	-	(1,190,337)
Write-off	133,161	2,432	9,144	13,805	230	-	9,006	-	167,778
Transfer	3,602	(59)	112,329	-	4	-	1,262	-	117,138
Balances at 12.31.09	(7,188,371)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,256,298)
Additions (*)	(597,573)	(123,995)	(316,786)	(205,201)	(5,066)	-	(82,586)	-	(1,331,207)
Write-off	430,549	6,525	434,534	652	-	-	32,193	-	904,453
Transfer	2,368	(1,248)	2,145	-	82	-	(4,841)	-	(1,494)
Balances at 06.30.10	(7,353,027)	(2,079,452)	(3,105,597)	(2,616,790)	(102,331)	-	(1,427,349)	-	(16,684,546)

Net balance at 12.31.09	2,472,602	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,408,504

Net balance at 06.30.10	2,174,680	1,462,566	665,744	285,144	202,905	101,080	551,955	255,480	5,699,554

(*)The sum of depreciation costs and expenses is shown in “Depreciation”, in notes 20, 21 and 22.

The remaining balance in the transfers shown in the preceding table refers to transfers made between property, plant & equipment accounts and intangible assets accounts (note 12b).

11.c) Depreciation rates

In conformity with ICPC 10, the Company and its subsidiaries effected evaluations of applied useful life in their property, plant & equipment, pursuant to the method of direct comparison to market data. The work conducted by a specialized company did not provide any material results in relation to the total net property, plant & equipment.

Property, plant & equipment are depreciated pursuant to the straight line method, at the annual rates shown below:

Yearly depreciation rates (%)
Transmission equipment	14.29 to 20.00
Infrastructure	2.87 to 20.00
Switching equipment	14.29 to 20.00
Terminals	66.67
Buildings	2.86 to 4.00
Other assets	6.67 to 20.00

11.d) Interest on construction in progress

As informed in note 2, the Company and its subsidiaries have not capitalized financial expenses incurred in connection with loans and financing since January 01, 2009.

11.e) Pledged assets

At June 30, 2010, the Company and its subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$77,657 (R$83,534 at December 31, 2009).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown

	Company
	06.30.10			12.31.09 Resubmitted
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments	2,594,034	(1,254,205)	1,339,829	2,594,034	(1,254,205)	1,339,829
Software use rights	588,865	(455,346)	133,519	385	(385)	-
Concession licenses	75,046	(32,230)	42,816	-	-	-
Other assets	17,520	(17,089)	431	2,152	(2,152)	-
Construction in progress	15,116	-	15,116	-	-	-
Total	3,290,581	(1,758,870)	1,531,711	2,596,571	(1,256,742)	1,339,829

	Consolidated
	06.30.10			12.31.09 Resubmitted
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments	2,678,299	(1,322,319)	1,355,980	2,678,299	(1,322,319)	1,355,980
Software use rights	5,064,894	(3,730,249)	1,334,645	4,851,880	(3,435,616)	1,416,264
Concession licenses	2,249,619	(980,145)	1,269,474	2,249,619	(903,450)	1,346,169
Other assets	35,622	(28,339)	7,283	35,338	(26,906)	8,432
Other assets	52,531	(50,577)	1,954	52,438	(50,088)	2,350
Construction in progress	67,883	-	67,883	93,074	-	93,074
Total	10,148,848	(6,111,629)	4,037,219	9,960,648	(5,738,379)	4,222,269

12.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements, as described in note 2.

	Company
	Goodwill, negative goodwill and provision for losses on purchase of investments (*)	Software use rights	Concession licenses	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	2,594,034	-	-	2,152	-	2,596,186
Balances at 06.30.09	2,594,034	-	-	2,152	-	2,596,186
Incorporation of Telemig Celular Participações	-	385	-	-	-	385
Balances at 12.31.09	2,594,034	385	-	2,152	-	2,596,571
Additions	-	3,296		-	5,296	8,592
Incorporation of Telemig (note 1)	-	564,440	75,046	15,368	31,138	685,992
Transfer	-	20,744	-	-	(21,318)	(574)
Balances at 06.30.10	2,594,034	588,865	75,046	17,520	15,116	3,290,581

Amortization
Balances at 01.01.09	(1,254,205)	-	-	(2,152)	-	(1,256,357)
Additions (*)	-	(2)	-	-	-	(2)
Incorporation of Telemig Celular Participações	-	(383)	-	-	-	(383)
Balances at 06.30.09	(1,254,205)	(385)	-	(2,152)	-	(1,256,742)
Balances at 12.31.09	(1,254,205)	(385)	-	(2,152)	-	(1,256,742)
Additions (*)	-	(5,740)	(377)	(10)	-	(6,127)
Incorporation of Telemig (note 1)	-	(449,221)	(31,853)	(14,927)	-	(496,001)
Balances at 06.30.10	(1,254,205)	(455,346)	(32,230)	(17,089)	-	(1,758,870)

Net balance at 12.31.09	1,339,829	-	-	-	-	1,339,829

Net balance at 06.30.10	1,339,829	133,519	42,816	431	15,116	1,531,711

	Consolidated
	Goodwill, negative goodwill and provision for losses on purchase of investments (*)	Software use rights	Concession licenses	Goodwill	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	2,678,299	3,974,243	2,249,619	31,962	48,378	198,573	9,181,074
Additions	-	88,784	-	825	2,148	172,919	264,676
Write-off	-	(970)	-	-	-	-	(970)
Transfer	-	248,249	-	-	350	(240,860)	7,739
Balances at 06.30.09	2,678,299	4,310,306	2,249,619	32,787	50,876	130,632	9,452,519
Additions	-	130,683	-	2,551	(589)	164,805	297,450
Write-off	-	(494)	-	-	-	-	(494)
Transfer	-	411,385	-	-	2,151	(202,363)	211,173
Balances at 12.31.09	2,678,299	4,851,880	2,249,619	35,338	52,438	93,074	9,960,648
Additions	-	120,740	-	284	93	74,694	195,811
Write-off	-	(5,563)	-	-	-	-	(5,563)
Transfer	-	97,837	-	-	-	(99,885)	(2,048)
Balances at 06.30.10	2,678,299	5,064,894	2,249,619	35,622	52,531	67,883	10,148,848

Amortization
Balances at 01.01.09	(1,322,319)	(2,684,577)	(751,018)	(23,569)	(45,058)	-	(4,826,541)
Additions (*)	-	(284,812)	(75,619)	(1,645)	(1,580)	-	(363,656)
Write-off	-	970	-	-	-	-	970
Transfer	-	(279)	-	-	-	-	(279)
Balances at 06.30.09	(1,322,319)	(2,968,698)	(826,637)	(25,214)	(46,638)	-	(5,189,506)
Additions	-	(352,428)	(76,813)	(1,692)	(1,298)	-	(432,231)
Write-off	-	496	-	-	-	-	496
Transfer	-	(114,986)	-	-	(2,152)	-	(117,138)
Balances at 12.31.09	(1,322,319)	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(5,738,379)
Additions (*)	-	(301,690)	(76,695)	(1,433)	(489)	-	(380,307)
Write-off	-	5,563	-	-	-	-	5,563
Transfer	-	1,494	-	-	-	-	1,494
Balances at 06.30.10	(1,322,319)	(3,730,249)	(980,145)	(28,339)	(50,577)	-	(6,111,629)

Net balance at 12.31.09	1,355,980	1,416,264	1,346,169	8,432	2,350	93,074	4,222,269

Net balance at 06.30.10	1,355,980	1,334,645	1,269,474	7,283	1,954	67,883	4,037,219

(*)The sum of amortization costs and expenses are shown in “Amortization”, in notes 20, 21 and 22.

The remaining balances in the transfers shown in the preceding table refer to the transfers made between property, plant & equipment accounts and intangible assets accounts (note 11b).

12.c) Amortization rates

Intangible assets with defined useful life are amortized pursuant to the straight line method at the annual rate show below:

Yearly depreciation rate (%)
Software use rights	20.00
Concession licenses	6.67 to 20.00
Goodwill	As contract terms
Other assets	10.00 to 20.00

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Suppliers	269,686	2,197	2,098,088	2,170,586
Amounts to be transferred LD (a)	47,009	-	347,157	405,619
Interconnection and linking	37,545	-	267,392	324,078
Technical assistance	-	-	85,756	100,484
Other	7,191	148	55,146	52,820
Total	361,431	2,345	2,853,539	3,053,587

(a) The amounts refer to VC2, VC3 and roaming charges, invoiced to the Company’s and subsidiaries’ customers and transferred to the long distance call operators.

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
ICMS (a)	47,386	-	809,830	767,466
FISTEL (b)	548,631	-	666,243	516,375
Current income and social contribution taxes (c)	70,050	15,620	205,926	117,565
PIS and COFINS	15,933	19,600	155,666	164,329
CIDE (d)	120	-	112,517	80,933
Deferred Income tax and social contribution	14,266	-	30,453	28,837
FUST and FUNTTEL	1,240	-	12,250	11,658
Other taxes, fees and mandatory contributions	7,805	1,389	23,696	31,163
Total	705,431	36,609	2,016,581	1,718,326

Current	122,165	36,609	1,096,499	953,355
Noncurrent	583,266	-	920,082	764,971

(a) The amounts of R$313,148, at June 30, 2010 (R$271,611 at December 31, 2009) are included in the consolidated statements, referring to the ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. Such Agreement provides for that the ICMS becomes due always in the 49th month following that in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(b) They include the amounts referring to the writ of mandamus Telemig (company which was merged on June 1, 2010) filed, challenging the liability for the payment of the inspection fees on mobile stations which are not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region. In the opinion of its legal counsels, the chances of loss in these proceedings are possible. Although being a case for which probable loss is possible, the Company kept a provision because it considered the same as a legal liability, having made deposits in court totaling R$529,415 at June 30, 2010 (R$416,625 at December 31, 2009), note 7.

(c) They include Telemig Participações (company which was merged on November 13, 2009 ), filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. Based on the opinion of its legal counsels, said proceedings are classified as possible risk. Although being a case for which probable loss is possible, the Company kept a provision because it considered the same as a legal liability, having made deposits in court totaling R$22,189 at June 30, 2010 (R$21,445 at December 31, 2009), note 7.

 (d) They include the amounts of administrative and judicial proceedings, seeking to discharge the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The Company and its subsidiaries recorded court deposits in the amount of R$112,517 at June 30, 2010 (R$80,933 at December 31, 2009), having made deposits in court totaling R$91,741 (R$63,695 at December 31, 2009), note 7.

15. LOANS, FINANCING AND DEBENTURES

15.a) Debt breakdown

a.1) Loans and financing

				Company		Consolidated
Description	Currency	Interest	Maturity	06.30.10	12.31.09	06.30.10	12.31.09
BNDES	URTJLP (*)	TJLP + 4,30% p.a. to 4,60% p.a.	07/15/10 to 08/15/14	-	-	1,305,680	1,470,063
Banco Europeu de Investimentos - BEI	USD	4,18% p.a to 4,47% p.a.	08/30/10 to 03/02/15	-	-	676,467	635,066
Banco do Nordeste do Brasil - BNB	R$	10,00% p.a	07/29/10 to 10/30/16	-	-	568,477	587,627
Caixa Geral de Depósitos	USD	LIBOR + 1,20% p.a.	10/19/10	-	-	270,862	-
Nota de Crédito Comercial	R$	103,8% of the CDI	08/03/2010	-	-	113,957	-
Resolução 2770	USD	5,94% p.a	07/23/2010	-	-	99,415	95,327
BNDES PSI	R$	4,50% p.a	07/15/10 to 03/15/20	12,935	-	80,716	-
Resolução 2770	JPY	2,60% p.a	01/18/2011	-	-	28,982	26,415
BNDES	UMBND (**)	8,89% p.a	07/15/10 to 07/15/11	-	-	3,077	4,327
Comissão BBVA	-	0,43% p.a.	08/30/10 to 02/28/15	-	-	203	188
Resolução 2770	R$			-	-	-	176,016
Total				12,935	-	3,147,836	2,995,029

Current				105	-	962,764	688,397
Noncurrent				12,830	-	2,185,072	2,306,632

(*) URTJLP – Long term interest rate reference unit, used by the BNDES as the contract currency in loan agreements.

(**) UMBND – Monetary unit, based on a currency basket used by the BNDES as the contract currency in loan agreements.

At May 14, 2010, funds were released form an indirect credit facility granted by the BNDES (PSI Program) in the total amount of R$99,679. These funds are being used for the acquisition of domestic equipment, registered with the BNDES (Finame) in projects designed for network capacity expansion. Because it is subsidized financing by BNDES they refer to a financing at a rate lower than the market standard (4.5% p.a.) and falling within the CPC 07 - Governmental Subsidy and Assistance concepts. Thus, using the effective interest method defined by the CPC 38 Financial Instruments: Acknowledgment and Measurement The following considerations were made: was realized a comparative between i) the total value of debt calculated with the rates fixed by contract and ii) the total debt calculated using the rates charged by the market (fair value). Based on this comparative, the subsidy granted by BNDES adjusted to present value was R$19,555, this amount being recorded in the group “Other Liabilities – Deferred Revenues/Government Subvention”, and is deferred for the useful life of the asset being financed and appropriate in the group “Other operating revenue (expenses), net”.

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	06.30.10	12.31.09	06.30.10	12.31.09
Debentures (2nd Issue)	R$	106,0% to 120,0% of the CDI	4/5/2015	549,295	1,014,631	549,295	1,014,631
Debentures (3rd Issue)	R$			-	232,279	-	232,279
Debentures (4th Issue)	R$	108,0% to 112,0% of the CDI	10/15/10 to 10/15/13	753,489	752,447	753,489	752,447
Debentures (4th Issue)	R$	IPCA + 7,00%	10/15/10 to 10/15/14	79,901	74,911	79,901	74,911
Debentures (1st Issue Telemig)	R$	IPCA + 0,50% p.a	5/7/2021	61,718	-	61,718	59,600
Issuance costs	R$			(3,839)	(4,403)	(3,839)	(4,403)
Total				1,440,564	2,069,865	1,440,564	2,129,465

Current				29,680	266,256	29,680	266,256
Noncurrent				1,410,884	1,803,609	1,410,884	1,863,209

15.b) Repayment schedule

At June 30, 2010, the non-current portion of loans, financing and debentures were broken down by maturity year as follows:

Year	Company	Consolidated
2011	4,848	223,796
2012	443,949	889,745
2013	643,218	1,089,346
2014	62,776	557,126
2015	201,985	688,068
After 2015	66,938	147,875
Total	1,423,714	3,595,956

15.c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at June 30, 2010 was R$1,389,473 (R$1,474,390 at December 31, 2009).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contracts were met.

The 4th issue debentures, the balance of which net of issue costs at June 30, 2010 was R$829,551 (R$822,955 at December 31, 2009), have economic and financial indexes which must be calculated on a quarterly basis. At that same date, all the economic and financial indexes established in the contracts were met.

The service agreement entered into by Telemig (company which was merged on June 1, 2010) with the State Department of Economic Development in relation to the debentures, the balance of which at June 30, 2010 was R$61,718 (R$59,600 at December 31, 2009), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain financial. At that same date, all covenants were fulfilled by Telemig.

15.d) Guarantees

At June 30, 2010, guarantees were granted for part of the Company’s and its subsidiaries’ loans and financing, according to the table below:

Banks	Loan / financing balance	Guarantees
BNDES	R$1,305,680 (URTJLP) R$3,077 (UMBNDES) R$80,716 (PSI Contract)
  Agreement (Vivo) R$1,286,465: Accounts receivable granted as guarantee of 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.
  Agreement (Vivo) R$22,291: pledge of 15% of the accounts receivable referring to the services revenue.
  Agreement (Vivo/Vivo Participações) R$80,716: disposal of the financed assets, relating to the Investment Support Program – PSI.
  Vivo Participações is the intervening guarantor.

Banco Europeu de Investimento – BEI	R$676,467	Commercial risk guaranteed by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A. – BNB	R$568,477
  Bank security granted by Banco Bradesco S.A. in the amount equal to 100% of the outstanding loan debt.
  Creation of a liquidity fund represented by financial investments in the amount equal to three (3) amortization installments, based on the post-grace period average installment.
  Vivo Participações is the intervening guarantor.

15.e) Debentures

e.1) Fund raising by the company

2nd Issue

Within the scope of the first securities distribution program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

Such offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 4, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Rescheduling

1st Series

In May 2009, the debentures of the 1st Series of the 2nd Issue of the Company, as approved by the Board of Directors of the Company on March 30, 2009, were rescheduled. The new effective term of remuneration is 24 months, counted from May 01, 2009, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company shall be entitled to a remuneration of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series).

2nd Series

At the meetings of the Board of Directors of the Company held on April 25, 2005 and on May 13, 2005 the details of the 2nd Series of the 2nd Issue of the Company were approved.
In May 2010, the debentures of the 2nd Series of the 2nd Issue of the Company were renegotiated in accordance with all the conditions approved by the Board of Directors held on May 29, 2010. The total rescheduled amount was R$340,230, being the portion of R$459,770 was settled by the Company with dissenting debenture holders. The new term is of 24 months, beginning on May 01, 2010, during which time the remuneration conditions set forth herein shall remain unchanged. During the second term of remuneration (until May 01, 2012), the debentures of the Company will be entitled to a remuneration of 106.00% (one hundred and six per cent) of the average rate of the one-day Interfinancial Deposits, called extra group DI Rate, calculated in accordance with the formula contained in section 4.9 of the “2nd Issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2010, May 02, 2011, November 01, 2011 and May 04, 2012.

3rd Issue

At January 11, 2010, the Company settled the simple, non-convertible, unsecured, sole series debentures of the 3rd public issue, totaling R$210 million, earning interest of 113.55% of the Interfinancial Deposits (DI) in the amount of R$23 million.

4th Issue

On September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, with tenor of 10 years.

The total amount of the issue was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The interest payment for the 1st series will be of 108.00% of the CDI, for the 2nd series of 112.00% of the CDI and for the 3rd series, coupon of 7.00% yearly (on the nominal value adjusted to the variation of the IPCA index). These debentures earn interest with semiannual payments in the 1st and 2nd series and annual payments in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised from the issue of the offering were used for full payment of the principal of the debt represented by the 6th issue of commercial promissory notes of the Company and supplementation of the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$3,839 at June 30, 2010 were appropriated to a liabilities reduction account as costs to be incurred, and are recorded as financial expenses of the Company (note 24), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs, if of 112.13% of the CDI.

e.2) Fund raising by Telemig (company which was merged on June 1, 2010)

1st Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company which was merged on June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

16. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

16.1) Breakdown

The breakdown of the balances of such provisions at March 31, 2010 and December 31, 2009 was as follows:

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Civil	18,579	1,509	147,755	150,490
Labor	7,780	-	84,251	78,875
Tax	3,694	-	36,367	31,314
Regulatory	2,894	-	16,495	17,464
Total	32,947	1,509	284,868	278,143

Current	16,784	1,168	125,806	134,181
Noncurrent	16,163	341	159,062	143,962

16.2) Changes:

The initial balances and the changes to the provisions for contingencies are stated again in these financial statements (note 2).

	Company
	Civil	Regulatory	Labor	Tax	Total
Balance at 01. 01.09	1,705	-	11	-	1,716
Provisions recorded, net of reversals (note 23)	(159)	-	-	-	(159)
Payments	(7)	-	-	-	(7)
Balance at 06.30.09	1,539	-	11	-	1,550
Provisions recorded, net of reversals	(21)	-	(11)	-	(32)
Payments	(9)	-	-	-	(9)
Balance at 12.31.09	1,509	-	-	-	1,509
Provisions recorded, net of reversals (note 23)	964	-	1,824	145	2,933
Monetary variation	-	-	-	2	2
Incorporation Telemig (note 1)	16,586	2,894	6,243	3,547	29,270
Payments	(480)	-	(287)	-	(767)
Balance at 06.30.10	18,579	2,894	7,780	3,694	32,947

Current	9,730	2,894	4,160	-	16,784
Noncurrent	8,849	-	3,620	3,694	16,163

	Consolidated
	Civil	Regulatory	Labor	Tax	Total
Balance at 01. 01.09	155,306	15,369	72,687	30,799	274,161
Provisions recorded, net of reversals (note 23)	48,720	7,286	14,733	(934)	69,805
Monetary variation	-	686	-	438	1,124
Payments	(49,085)	(1,473)	(8,227)	(137)	(58,922)
Balance at 06.30.09	154,941	21,868	79,193	30,166	286,168
Provisions recorded, net of reversals	51,801	(187)	11,992	1,241	64,847
Monetary variation	-	(1,060)	-	333	(727)
Payments	(56,252)	(3,157)	(12,310)	(426)	(72,145)
Saldos em 31.12.09	150,490	17,464	78,875	31,314	278,143
Provisions recorded, net of reversals (note 23)	43,253	3,768	15,163	1,004	63,188
Monetary variation	-	(144)	-	4,226	4,082
Payments	(45,988)	(4,593)	(9,787)	(177)	(60,545)
Balance at 06.30.10	147,755	16,495	84,251	36,367	284,868

Current	83,830	16,495	22,382	3,099	125,806
Noncurrent	63,925	-	61,869	33,268	159,062

16.3) Comments/Details

16.3.1 Probable Loss

a) Tax Proceedings

State Taxes

At June 30, 2010, Vivo (RJ, SP, AM and RR) was holding administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$28,990 (R$24,759 at December 31, 2009).

Federal Taxes

At June 30, 2010, Vivo was holding administrative discussions on federal taxes (IRPJ/PIS/COFINS) that, based on the opinion of its legal advisors, are provisioned at R$730 (R$2,824 at December 31, 2009).

Other Taxes

At June 30, 2010, Vivo was holding administrative discussions on other taxes amounting to R$3,100 (R$184 at December 31, 2009), which were provisioned based on the opinion of its legal advisors.

b) Civil Proceedings

Civil proceedings include civil claims, on several levels, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

Consumers

The Company and its subsidiaries are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim non-fulfillment of services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At June 30, 2010, based on the opinion of its external legal advisors, R$133,106 (R$145,756 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

Other cases

They refer to proceedings of other natures, all of them relating to the regular business course. At June 30, 2010, based on the opinion of its external legal advisors, R$14,649 (R$4,734 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

c) Regulatory Proceedings

The Company and its subsidiaries are facing several administrative proceedings filed by ANATEL relating to a purported noncompliance with the Regulation regarding the Personal Mobile Service - SMP. At June 30, 2010 R$16,495 (R$17,464 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

d) Labor Claims

They include several labor claims, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

16.3.2 Possible Loss

Based on the opinion of its legal advisors, the Company Management believes that the settlement of the issues listed below will not produce any material adverse effects on its financial condition.

At June 30, 2010 and December 31, 2009, the amounts of lawsuits of such nature, classified as possible loss, were as follows:

	Consolidated
	06.30.10	12.31.09
Civil	534,820	534,602
Consumers	454,050	492,819
Others	80,770	41,783
Regulatory	9,224	7,570
Labor	211,612	205,501
Tax (*)	4,288,644	3,842,217
Total	5,044,300	4,589,890

(*) These refer to administrative and judicial claims in connection with the following taxes: ICMS, PIS, COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Contribution for Boosting Public Broadcasting (EBC) and Social Contributions. Relevant lawsuits filed in this half refer to the same matters already in course at December 31, 2009.

At July 02, 2002, a delinquency notice was issued against Telemig by the National Social Security Institute (INSS) relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding provided for in Law no. 9711/98. Although this is a case with possible chance of loss, at June 30, 2010 and December 31, 2009 Telemig held a provision in the amount of R$3,547 in order to cover eventual losses arising out of the referred delinquency notice, based on the opinion of its legal counsels. The proceedings are awaiting decision in the administrative sphere.

The Company is involved in discussions relating to the return to its customers of amounts liquidated as contributions to Social Security Financing (COFINS) and Social Integration Program (PIS).

16.4) Guarantees

At June 30, 2010, the Company posted guarantees to proceedings of a tax, civil and labor nature, as follows:

	Consolidated
	Property and Equipment	Escrow Deposits	Letter Guarantee	Total
Civil and labors	13,717	113,259	12,753	139,729
Tax	63,940	3,547	353,980	421,467
Total	77,657	116,806	366,733	561,196

In addition to the above mentioned guarantees, at June 30, 2010, the Company and its subsidiaries had amounts recorded as guarantee of lawsuits (blocked deposits in court) totaling R$56,413 (R$53,979 at December 31, 2009) (note 7).

16.5) Tax Audits

According to the current Brazilian law, federal, state and municipal taxes and social contributions are subject to review by the proper authorities for periods ranging from 5 to 30 years.

17. OTHER LIABILITIES

	Company		Consolidated
	06.30.10	12.31.09 Resubmitted	06.30.10	12.31.09 Resubmitted
Deferred Revenue	56,096	-	532,357	559,116
Deferred revenue - Services and goods (a)	53,071	-	480,820	526,106
Deferred revenue - donations (b)	-	-	32,151	33,010
Deferred revenue - government grants (c)	3,025	-	19,386	-
Reverse stock split (d)	203,140	190,489	246,697	246,930
Provision for disposal of assetss (e)	28,086	-	172,111	153,739
Provision fidelity program	7,601	-	77,066	65,591
Provision for post-employment benefit plans	9,696	-	20,656	18,171
Liabilities with intercompany	451	327	2,251	1,180
Others	865	471	2,820	3,638
Total	305,935	191,287	1,053,958	1,048,365

Current	264,717	190,951	808,886	840,910
Noncurrent	41,218	336	245,072	207,455

a) They refer to the amounts of recharge of prepaid customers and multi-element revenue contracts, both being appropriated to the income to the extent to which services are provided to customers (note 2).

b) They refer to donations of network equipment by suppliers, which are amortized for the term of the useful life of the referred equipment (note 2).

c) They refer to the government subsidy arising out of the proceeds of the a credit facility granted by the BNDES (PSI Program), used in the acquisition of domestic equipment registered with the BNDES (Finame) and used in projects for network capacity expansion, and which are amortized during the term of the useful life of the equipment (note 15).

d) They refer to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

e) They refer to the costs to be incurred in connection with the eventual need of giving back the sites (locations for installation of Radio Base Stations – RBS of the subsidiaries) to their owners in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

Following are the changes in the consolidated provisions referring to the table above:

	Company			Consolidated
	Provision for disposal of assets	Provision fidelity program	Provision for post-employment benefit plans	Provision for disposal of assets	Provision fidelity program	Provision for post-employment benefit plans
Balance at 01.01.09	-	-	-	183,387	117,590	12,620
Provisions recorded, net of reversals	-	-	-	15,107	(11,327)	1,028
Monetary variation	-	-	-	536	-	-
Balance at 06.30.09	-	-	-	199,030	106,263	13,648
Provisions recorded, net of reversals	-	-	-	(20,049)	(40,672)	(1,738)
Monetary variation	-	-	-	(25,242)	-	-
Actuarial gains and losses, net	-	-	-	-	-	15,551
Adjustments limits on surplus plans	-	-	-	-	-	(9,290)
Balance at 12.31.09	-	-	-	153,739	65,591	18,171
Provisions recorded, net of reversals	33	644	85	7,918	11,475	2,485
Incorporation of Telemig (note 1)	27,394	6,957	9,611	-	-	-
Monetary variation	659	-	-	10,454	-	-
Balance at 06.30.10	28,086	7,601	9,696	172,111	77,066	20,656

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At June 30, 2010 and December 31, 2009 the subscribed and paid-up capital stock of the Company was R$8,780,150, represented by shares with no face value, distributed among the shareholders as follows:

Shareholders	Common	%	Preferred	%	Total	%, includes treasury shares	%, except treasury shares
Brasilcel, NV	52,731,031	38.4	91,087,513	34.6	143,818,544	35.9	36.0
Portelcom Participações S.A.	52,116,302	38.0	24,669,191	9.4	76,785,493	19.2	19.2
TBS Celular Participações Ltda	17,204,638	12.5	291,449	0.1	17,496,087	4.4	4.4
Sub total group controller	122,051,971	88.9	116,048,153	44.1	238,100,124	59.4	59.6
Treasury shares	-	-	1,123,725	0.4	1,123,725	0.3	-
Other shareholders	15,217,217	11.1	146,272,761	55.5	161,489,978	40.3	40.4
Total	137,269,188	100.0	263,444,639	100.0	400,713,827	100.0	100.0

b) Premium on the acquisition of minority interest

Pursuant to the Brazilian accounting practices prior to CPC 15, a premium was recorded at the time of the acquisition of shares for prices above their book value, generated by the difference between the book value of the shares purchased and the fair value of the transaction. After the adoption of CPC 15, the transition date of which is January 01, 2009, the effects of all the transactions of acquisition of shares held by minority shareholders started being recorded in the shareholders’ equity when there is no change in the shareholding control. Consequently, such transactions do not generate any premium or results now and the premium previously generated in the acquisitions from minority shareholders, including expenses capitalized in the process, were adjusted towards the shareholders’ equity of the Company, in the amount of R$1,749,650, according to the transactions described below:

• The amount of R$1,258,853, referring to the premium generated from the merger of shares (exchange of shares) of Telemig, Telemig Participações and Vivo Participações and the capitalized expenses relating to such process.

• The amount of R$490,797, referring to the premium generated in the process of acquisition of minority interest of Tele Centro Oeste Celular Participações S.A., in 2004 and 2005. As permitted in the Brazilian law, before the adoption of CPC 15 such goodwill was amortized until December 31, 2007.

c) Capital Reserves

c.1) Premium reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2) Special Premium reserve

This reserve was booked as a result of the corporate reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder, pursuant to the provisions in CVM Instruction no. 319/99.

With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., occurred on February 22, 2006.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

As described in note 2, the adjustments to the balances at the transition date, for compliance with the CPCs issued during fiscal year 2009, applicable as from 2010, were appropriated to this item, totaling the amount of R$344,370.

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

f) Dividends and Interest on the Own Capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

f.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares;

f.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

Because the interest on own capital added to the amounts of the per share dividends, as decided in the General Shareholders’ Meeting held on March 19, 2009, total the minimum mandatory value, as from December 02, 2009, starting date for payment of the dividends for fiscal year 2008, the holders of preferred shares are no longer entitled to full vote right.

At a Regular and Special Shareholders’ Meeting, held on April 16, 2010, the allocation of the net profit for fiscal year 2009 was approved in the amount of R$871,394, with R$43,569 being allocated to the Legal Reserve and R$827,825 being allocated as dividends and interest on the own capital, as follows: R$104,136 as gross interest on the own capital (R$88,516, net of the withheld income tax) and R$723,689 as dividends. Additionally, a total of R$6,676 was allocated as supplementary dividends. At April 19, 2010, the Company paid 50% of such amount and the balance shall be paid to the shareholders on October 25, 2010.

Interest on own capital and dividends not claimed by the shareholders are forfeited in 3 (three) years, counted from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

g) Other comprehensive income

The amount of R$138,778, recorded as other comprehensive income, refers to the adjustment arising out of the post-employment benefit plans (note 27).

19. NET OPERATING REVENUE

	Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09 Resubmitted
Franchise and use	117,292	-	5,464,356	5,256,775
Interconnection	66,167	-	3,110,553	3,110,773
Data and value-added services	36,183	-	2,255,986	1,328,608
Other services	3,766	-	110,175	98,641
Gross revenue from service	223,408	-	10,941,070	9,794,797

Taxes on services	(42,620)	-	(2,367,493)	(1,992,494)
Discounts granted	(20,218)	-	(514,316)	(360,011)
Deductions of gross revenue from services	(62,838)	-	(2,881,809)	(2,352,505)

Net operating income from services	160,570	-	8,059,261	7,442,292

Gross income from handsets and accessories	22,095	-	1,371,598	1,332,787

Taxes on goods	(2,321)	-	(210,121)	(203,226)
Returns of goods	(381)	-	(62,358)	(77,757)
Discounts granted	(12,748)	-	(523,553)	(447,140)
Deductions of gross income the sale of handsets and accessories	(15,450)	-	(796,032)	(728,123)

Net operating income from sale of handsets and accessories	6,645	-	575,566	604,664

Total net operating income	167,215	-	8,634,827	8,046,956

There was not any customer who has contributed more than 10% of the gross operating revenue for the six-month periods ended June 30, 2010 and 2009.

All the amounts comprised in the Company’s consolidated net revenues make up the base for income and social contribution taxes calculation.

20. COSTS OF GOODS SOLD AND SERVICES RENDERED

	Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09 Resubmitted
Interconnection	(30,233)	-	(1,322,713)	(1,105,726)
Depreciation	(6,109)	-	(1,052,926)	(959,267)
Taxes and contributions	(10,508)	-	(569,729)	(445,721)
Outside services	(5,830)	-	(350,883)	(288,881)
Amortization	(3,024)	-	(230,445)	(196,993)
Rent, insurance and condominium fees (*)	(4,525)	-	(188,337)	(172,101)
Leased lines	(4,332)	-	(168,802)	(156,382)
Personnel	(1,814)	-	(67,541)	(73,432)
Other consumables	(503)	-	(20,221)	(28,048)
Cost of services rendered	(66,878)	-	(3,971,597)	(3,426,551)
Cost of goods sold	(13,070)	-	(827,170)	(1,060,847)
Total	(79,948)	-	(4,798,767)	(4,487,398)

(*) The amounts of infrastructure swap revenues, falling within item 2b14, which are not stated as costs or revenues for the six-month periods ended on June 30, 2010 and 2009, were R$9,143 and R$2,468, respectively (note 23).

21. SELLING EXPENSES

	Company		Consolidared
	06.30.10	06.30.09	06.30.10	06.30.09 Resubmitted
Outsourced services	(13,646)	-	(1,182,932)	(989,154)
Personnel	(6,327)	-	(276,110)	(188,947)
Advertising	(4,348)	-	(248,212)	(207,609)
Depreciation	(3,191)	-	(223,383)	(219,387)
Donations	(801)	-	(193,811)	(216,578)
Allowance for doubtful accounts	(1,986)	-	(78,675)	(142,847)
Amortization	(255)	-	(44,171)	(45,394)
Rent, insurance and condominium expenses fees	(577)	-	(37,533)	(35,741)
Other supplies	(935)	-	(58,620)	(68,226)
Total	(32,066)	-	(2,343,447)	(2,113,883)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.10	06.30.09 Resubmitted	06.30.10	06.30.09 Resubmitted
Outsourced services	(14,247)	(5,983)	(259,343)	(237,943)
Personnel	(4,467)	(1,208)	(166,295)	(162,414)
Amortization	(2,848)	-	(105,691)	(121,268)
Depreciation	(339)	-	(54,898)	(63,902)
Rent, insurance and condominium fees	(459)	-	(44,527)	(43,923)
Other supplies	(1,560)	(125)	(17,346)	(12,191)
Total	(23,920)	(7,316)	(648,100)	(641,641)

23. OTHER OPERATING REVENUE (EXPENSES), NET

	Company		Consolidated
	06.30.10	06.30.09 Resubmitted	06.30.10	06.30.09 Resubmitted
Shared infrastructure - EILD (*)	2,269	-	88,028	51,859
Fines	433	-	75,615	58,284
Recovered expenses	55	-	1,941	13,709
Rental properties	-	-	8,944	7,457
Provision for contingencies, net	(2,933)	159	(63,188)	(69,805)
ICMS on other expenses	(164)	-	(26,565)	(27,420)
PIS and COFINS	(236)	(18)	(19,403)	(26,645)
Other taxes, fees and mandatory contributions	(217)	(17)	(13,193)	(5,816)
Sale and provision for lost on asset	(3,976)	(80)	2,251	126
Other operating revenue (expenses), net	(65)	30	5,998	28,587
Total	(4,834)	74	60,428	30,336

(*)The amounts of infrastructure swap revenues, falling within item 2b14, which are not stated as costs or revenues for the six-month periods ended on June 30, 2010 and 2009, were R$9,143 and R$2,468, respectively (note 20).

24. FINANCIAL EXPENSES, NET

	Company		Consolidated
	06.30.10	06.30.09 Resubmitted	06.30.10	06.30.09 Resubmitted
Financial income:
Income from financial transactions	2,298	9,961	45,390	109,910
Taxes, court deposits, customers and other financial operations	20,544	20,048	105,323	37,199
(-) PIS and COFINS	(1,600)	(9,354)	(1,600)	(9,354)
Total	21,242	20,655	149,113	137,755

Financial expenses:
Loans, financing and debentures	(77,844)	(123,950)	(195,314)	(256,834)
Derivative transactions	(921)	(1,438)	(18,426)	(59,529)
Charges 3G licenses	-	-	-	(76,010)
Suppliers, taxes, contingencies and other operations	(1,291)	(2,714)	(77,047)	(37,003)
Total	(80,056)	(128,102)	(290,787)	(429,376)

Monetary and exchange variations:
Loans, financing and debentures	(2,542)	-	(47,815)	387,293
Derivative transactions	2,542	-	38,104	(389,511)
Suppliers and other operations	(294)	-	(10,678)	25,163
Total	(294)	-	(20,389)	22,945

Effects of Fair Value and Adjustments of the present value:
Loans, financing and debentures	134	-	(16,795)	(106,499)
Derivative transactions	271	(3,811)	15,700	85,708
Other operations	(338)	-	3,716	2,815
Total	67	(3,811)	2,621	(17,976)

Financial expenses, net	(59,041)	(111,258)	(159,442)	(286,652)

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized on the temporary differences and tax loss and negative base of the social contribution, as mentioned in note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09 Resubmitted
Income and social contribution tax on goodwill amortization	(40,226)	-	(81,602)	(208,986)
Income and social contribution tax	560	-	(168,346)	(100,620)
Deferred income and social contribution tax	(393)	1,296	(67,695)	104,045
Total	(40,059)	1,296	(317,643)	(205,561)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising out from the premium, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Company		Consolidated
	06.30.10	06.30.09 Resubmitted	06.30.10	06.30.09 Resubmitted
Income before taxes	467,915	313,425	745,499	547,718

Tax credit (debt) at combined statutory rate (34%)	(159,091)	(106,565)	(253,470)	(186,225)

Permanent additions (exclusions):
Donations, fines, souvenirs and pension plans	(43)	-	(14,338)	(17,093)
Income Tax Adjustments	468	-	4,777	(899)
Equity, net of tax of interest on capital	164,290	112,470	-	-
Goodwill amortization - exchange of shares Telemig and Telemig Participações	29,841	-	29,841	-
Other additions (exclusions)	(122)	6,559	(9,051)	6,696

Deduction 30% of the tax due with unrecognized tax loss	(75,402)	(11,168)	(75,402)	(8,040)

Tax credit (debt)	(40,059)	1,296	(317,643)	(205,561)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries are engaged in transactions involving financial instruments. The risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The financial instruments of the Company and its subsidiaries are presented in compliance with CVM Resolution no. 604, dated November 19, 2009, which approved Technical Pronouncements CPCs 38, 39 and 40, and with CVM Instruction 475, dated December 17, 2008.

The Company and its subsidiaries have proceeded to the evaluation of their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realization value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market hypothesis and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At June 30, 2010 and December 31, 2009, the main financial instruments, and their respective values by category, are as follows:

	Company
	06.30.10			12.31.09
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents (note 3)	166,034	-	166,034	257,111	-	257,111
Short-term investments pledged as collateral	2,278		2,278	-	-	-
Trade accounts receivable, net (note 4)		296,527	296,527	-	-	-
Interest on shareholders' equity and dividends	-	185,967	185,967	-	246,092	246,092
Deposits and blockages escrow (note 7)	-	595,044	595,044	-	6,999	6,999
Derivative contracts (note 26)	8,971	-	8,971	8,208	-	8,208
Other assets (note 6)		6,995	6,995		883	883
Liabilities			-			-
Payroll and related accruals	-	21,085	21,085	-	393	393
Trade accounts payable (note 13)	-	361,431	361,431	-	2,345	2,345
Taxes payable (note 14)	-	705,431	705,431	-	36,609	36,609
Loans and financing (note 15)	-	12,935	12,935	-	-	-
Debentures (note 15)	-	1,440,564	1,440,564	-	2,069,865	2,069,865
Interest on shareholders' equity and dividends	-	441,037	441,037	-	319,287	319,287
Derivative contracts (note 26)	11,584	-	11,584	12,854	-	12,854
Other liabilities (note 17)	-	305,935	305,935	-	191,287	191,287

	Consolidated
	06.30.10			12.31.09
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents (note 3)	1,156,077	-	1,156,077	1,258,574	-	1,258,574
Short-term investments pledged as collateral	90,030	-	90,030	90,541	-	90,541
Trade accounts receivable, net (note 4)	-	2,546,119	2,546,119	-	2,546,806	2,546,806
Deposits and blockages escrow (note 7)	-	1,076,495	1,076,495	-	809,902	809,902
Derivative contracts (note 26)	162,892	-	162,892	151,760	-	151,760
Other assets (note 6)		160,579	160,579	-	173,955	173,955
Liabilities
Payroll and related accruals	-	164,871	164,871	-	161,366	161,366
Trade accounts payable (note 13)	-	2,853,539	2,853,539	-	3,053,587	3,053,587
Taxes payable (note 14)	-	2,016,581	2,016,581	-	1,718,326	1,718,326
Loans and financing (note 15)	1,075,726	2,072,110	3,147,836	932,824	2,062,205	2,995,029
Debentures (note 15)	-	1,440,564	1,440,564	-	2,129,465	2,129,465
Interest on shareholders' equity and dividends	-	441,037	441,037	-	322,433	322,433
Derivative contracts (note 26)	139,120	-	139,120	162,388	-	162,388
Other liabilities (note 17)	-	1,053,958	1,053,958	-	1,048,365	1,048,365

b) Considerations on risk factors which may affect the business of the Company and of its subsidiaries

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

b.1) Liquidity Risk

The liquidity risks consist of the Company and its subsidiaries eventually lacking of sufficient funds for meeting their commitments due to the different currencies and settlement terms of their rights and obligations.

The Company and its subsidiaries structure the maturity dates of the non-derivative financial agreements, as shown in note 15, and of their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the liquidity and of the cash flow of the Company and of its subsidiaries is daily monitored by the Company’s Management, in such way as to ensure that the operating cash generation and the previous fund raising, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiaries.

b.2) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for the services rendered to them and the sales of handsets to the distributors network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

The credit risk involved in the collection of values of services is minimized by a rigid control default of the customer base and proactive management of credit policies regarding the sale of post-paid services. The customer base of its subsidiaries has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

b.3) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge and IPCA) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the TJLP rate. In July 2009, a reduction in the rate to 6.00% per year was announced, with a positive impact on such portion of the debt. Until June 30, 2010 the rate remained at 6.00% per year.

The inflation rate risk arises out of the debentures of Telemig, indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$1,178,865, mainly, in short term financial investments (Bank Deposit Certificates) indexed to the CDI rate.

b.4) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and purchase commitments or which may decrease the arising assets of accounts receivable in foreign currency.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedge) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. From the month of May 2010, coverage transactions were contracted to minimize the risk of exchange rate changes on the part of its assets and financial liabilities not related to rights and obligations in foreign currency. The instruments used were swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at June 30, 2010 and December 31, 2009:

	Consolidated
	06.30.10			12.31.09
	In thousands of
	US$	Euros	¥	US$	¥
Loans and financing	(581,153)	-	(1,422,102)	(419,584)	(1,404,398)
Loans and financing - UMBNDES (*)	(1,708)	-	-	(2,485)	-
Derivative instruments	582,318	(1,332)	1,422,102	421,070	1,404,398
Customers and suppliers	(482)	1,309	-	-	-
Total excess (insufficient coverage)	(1,025)	(23)	-	(999)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made-up of a foreign currencies basket, the main currency being the North-American Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to the exchange rate fluctuations.

In addition to the amounts informed above, Vivo records non-financial liabilities in foreign currency referring to other obligations to its suppliers. At June 30, 2010 and December 31, 2009, the balances of other liabilities in foreign currency were US$32,925 thousand and €11,961 thousand.

c) Transactions with Derivatives

The Company and Vivo entered into swap contracts in foreign currency at several exchange rates, in notional amounts at June 30, 2010 of US$565,468 thousand, and JPY 1,338,853, (US$415,637 thousand, and JPY 1,338,853 thousand at December 31, 2009).

At October 15, 2009, a swap contract was entered into, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th Issue of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As required by Law no. 11,638/07, the Company and Vivo started applying CPC 14 (amended by CPCs 38, 39 and 40) since the transition date on January 01, 2007. CPC 14, as well as CPCs 38, 29 and 40, must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value. For those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and Vivo calculate the effectiveness of these hedges on a continuous basis (at least quarterly) and, at June 30, 2010, the contracted hedges showed to be effective in relation to the debts subject matter of such coverage. According to the fair value hedge rules, as long as the Company has elected to identify such derivative contracts and hedge accounting, the covered debt is also adjusted to the fair value.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and inflation interest rates arising out of debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.8% of the financial exchange liabilities are hedged.

The Company and Vivo keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

e)  Fair values of the derivative instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at June 30, 2010.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at June 30, 2010 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

			Consolidated
			Notional		Fair Value		Cumulative effect
							Amount receivable (payable)
	Description		06.30.10	12.31.09	06.30.10	12.31.09	06.30.10	12.31.09
	"Swap" of contract

	Asset position
(1)	Foreign currency		989,520	728,040	1,078,028	759,581	181,423	158,117
	Abn Amro	USD	78,079	78,079	99,415	95,327	2,890	3,026
	Banco do Brasil	JPY	22,225	22,225	28,982	26,415	288	-
	Citibank	USD	181,230	181,230	185,334	174,296	40,934	36,070
	Caixa Geral de Depósitos	USD	262,245	-	270,862	-	3,326	-
	Itaú	USD	385	-	384	-	-	-
	JP Morgan	USD	443,207	443,207	491,133	460,769	133,985	119,021
	Votorantim	USD	2,149	3,299	1,918	2,774	-	-

(2)	Inflation Rate		72,000	182,000	79,901	250,927	11,214	24,948
	Itaú	IPCA	72,000	72,000	79,901	74,911	11,214	10,591
	Unibanco	IGPM	-	110,000	-	176,016	-	14,357

(3)	Post Rate (CDI)		2,984	-	2,988	-	44	-
	HSBC	CDI	2,984	-	2,988	-	44	-

	Liabilities position
	Post Rate (CDI)		(989,520)	(728,040)	(1,024,142)	(750,997)	127,536	149,534
	Abn Amro	CDI	(78,079)	(78,079)	(96,525)	(92,301)	-	-
	Banco do Brasil	CDI	(22,225)	(22,225)	(28,695)	(27,453)	-	1,038
	Citibank	CDI	(181,230)	(181,230)	(178,315)	(177,852)	33,916	39,626
	Caixa Geral de Depósitos	CDI	(262,245)	-	(267,536)	-	-	-
	Itaú	CDI	(385)	-	(384)	-	-	-
	JP Morgan	CDI	(443,207)	(443,207)	(448,203)	(446,791)	91,055	105,043
	Votorantim	CDI	(2,149)	(3,299)	(4,484)	(6,600)	2,565	3,827

	Post Rate (CDI)		-	(182,000)	(80,271)	(238,833)	11,584	12,854
	Itaú	CDI	-	(72,000)	(80,271)	(77,174)	11,584	12,854
	Unibanco	CDI	-	(110,000)	-	(161,659)	-	-

	Foreign currency		(2,984)	-	(2,944)	-	-	-
	HSBC	EUR	(2,984)	-	(2,944)	-	-	-

				Asset position			192,681	183,065
				Provision withholding income tax			(29,789)	(31,305)
				Liabilities position			(139,120)	(162,388)
				Amount receivable (payable), net of withholding tax			23,772	(10,628)

(1)  Foreign currency swap x CDI (R$1,078,028) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk in financing transactions in foreign currency (book value of R$1,079,873).

(2)   Swap IPCA x CDI percentage (R$79,901) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$79,901).

 (3) Foreign currency x CDI percentage (R$2,944) – swap transactions contracted with maturity date until January 3, 2011 with the purpose of protecting against exchange variation risk in receipts in foreign currency (book value of R$2,894).

At June 30, 2010, the Company and Vivo recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$162,892 (R$151,760 at December 31, 2009) and in liabilities in the amount of R$139,201 (R$162,388 at December 31, 2009), stated in the financial statements in order to reflect the derivatives positions.

Gains and losses in the six-month period ended on June 30, 2010, grouped by contracts executed, were recorded in the income accounts (note 24), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the amounts (payable) and receivable arising out of swap contracts at June 30, 2010:

	Consolidated
"Swap" of contract	Maturity				Amount receivable (payable) 06.30.10
	2010	2011	2012	After 2013
Foreign currency x CDI
Abn Amro	2,890	-	-	-	2,890
Banco do Brasil	-	288	-	-	288
Citibank	(5,027)	(10,300)	(8,617)	30,962	7,018
Caixa Geral de Depósitos	3,326	-	-	-	3,326
JP Morgan	(9,901)	(25,843)	(22,353)	101,027	42,930
Votorantim	(1,266)	(1,299)	-	-	(2,565)
Total	(9,978)	(37,154)	(30,970)	131,989	53,887

IPCA x CDI
Itaú	(2,252)	(3,692)	(3,166)	8,740	(370)
Total	(2,252)	(3,692)	(3,166)	8,740	(370)

CDI x Foreign currency
HSBC	-	44	-	-	44
Total	-	44	-	-	44

Total	(12,230)	(40,802)	(34,136)	140,729

		Asset Position			56,496
		Liabilities Position			(2,935)
		Balance before withholding income tax			53,561
		Provision withholding income tax			(29,789)
		Balance sheet adjustments			23,772

f) Analysis of sensibility to the risk variables of the Company and its subsidiaries

CVM Instruction 475, dated December 17, 2008, provides for that publicly-held companies are required to disclose a statement of sensibility analysis for each type of market risk deemed by the management to be material, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

The table below, changes in the scenarios, the derivative instruments are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. At June 30, 2010, for financial transactions and the rights and obligations in foreign currency, the Company stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

		Consolidated
Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Asset position)	Derivatives (Risk reduction USD)	1,048,662	1,345,222	1,657,706
Debt in USD	Debt (Risk increase USD)	(1,050,138)	(1,347,020)	(1,659,829)
	Net expousure	(1,476)	(1,798)	(2,123)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	28,982	36,263	43,560
Debt in JPY	Debt (Risk increase JPY)	(28,982)	(36,263)	(43,560)
	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction USD)	384	481	5,774
Debt Intragroup in USD	Debt (Risk increase USD)	(868)	(1,084)	(1,301)
	Net expousure	(484)	(603)	4,473

Hedge (Liability position)	Derivatives (Risk increase Euro)	(2,944)	(3,690)	(4,578)
Asset intragroup in Euros	Asset (Risk reduction Euro)	2,894	3,617	4,340
	Net expousure	(50)	(73)	(238)

Hedge (Asset position)	Derivatives (Risk reduction IPCA)	79,901	84,698	89,861
Debt in IPCA	Debt (Risk increase IPCA)	(79,901)	(84,698)	(89,861)
	Net expousure	-	-	-

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(1,101,425)	(1,171,487)	(1,240,778)
	Net expousure	(1,101,425)	(1,171,487)	(1,240,778)

	Net exposure in each scenario	(1,103,435)	(1,173,961)	(1,238,666)

	Net effect of change in fair value		(70,526)	(135,231)

Premises for the sensibility analysis

Risk Variable	Probable	Deterioration 25%	Deterioration 50%
USD	1,7810	2,2263	2,6715
JPY	0,0191	0,0238	0,0286
IPCA	4,83%	6,04%	9,06%
CDI	8,59%	10,74%	12,89%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of Vivo to the local interest rate, once, as mentioned before, the Company and Vivo have debts indexed to the CDI, which has a natural hedge, and has short term financial investments based on the variation of the CDI (R$1,178,865 at June 30, 2010).

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at June 30, 2010, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and by Vivo. The use of different premises may significantly affect the estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiaries sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Vivo and Telemig, together with other companies belonging to the former Telebrás System
PAMA	BD	Sistel	Vivo and Telemig, together with other companies belonging to the former Telebrás System
PBS	BD	VisãoPrev	Vivo, Telemig and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Telemig and Vivo Participações
(1) BD = Defined Benefit Plan;
(1) Hybrid Plan = A benefit plan that offers both structured benefits by way of defined benefits, as well as defined contributions. Only the assets and liabilities relating to the portion of defined benefits of these plans are stated in the reconciliations in compliance with CVM Resolution no. 600.

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (a company that was merged into Vivo) are mentioned, in addition to SISTEL, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at June 30, 2010 the chance of loss was classified as possible. At June 30, 2010 the amount in question was R$1,708 (R$1,517 at December 31, 2009).

Telemig individually sponsors a defined retirement benefits plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Telemig also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied on his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted in the plan within 90 days after the effective date of the CelPrev.

All revenues and expenses relating to the defined benefit plans and to the hybrid benefit plans, such as employer’s contributions, current service costs, interest cost and expected return on the assets of the plans are directly recognized in the income of the Company.

The actuarial gains and losses referring to the defined benefit plans and hybrid benefit plans, in addition to the limits on surplus recoverability due to refunds or reduction in future contributions, are being immediately recognized as other comprehensive income, not generating any impact on the operating profit of the Company.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 17) or “Prepaid Expenses” (note 8), as applicable.

28. TRANSACTIONS WITH RELATED PARTIES

28.a) Subsidiaries

The financial statements include financial information related to the subsidiaries (note 10), as follows:

Company	Interest
	06.30.10	12.31.09
Vivo S.A.	100.00%	100.00%
Telemig Celular S.A.	-	100.00%

The transactions between the controlling company and its subsidiaries refer, basically, to payments of dividends and interest on the own capital.

28.b) Terms and conditions of transactions with related parties:

a) Communication via local cellular phone and to long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to corporate management consulting services provided by PT SGPS and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before the Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance and sales promotion services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f)  Logistics operator, message, motoboy and financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and  Telecomunicações Móveis Nacionais – TMN.

i) Collection services: rendered by Cobros Gestão de Serviços and Atento Brasil S.A.

j) Lease of data circuits and internet access services: rendered by Telefonica Empresas do Brasil Ltda and Telefonica International Wholesale Brasil, ATelecom and Telefonica Engenharia e Segurança.

k) Property lease and sales of Call Center assets: lease of the owned buildings where the Call Center infrastructure is installed and sales of property, plant & equipment used in the operation of the call center to the companies Mobitel S.A. – Dedic, Atento Brasil S.A. and Cobros Gestão de Serviços.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

		Company - 06.30.10
	Nature of	Assets	Liabilities		Result
Company	Transation	Current	Current	Noncurrent	Income	Expenses
Telecomunicações de São Paulo - Telesp	a)	16,006	13,699	-	13,625	(1,456)
Atento Brasil S.A.	l) / d) / i)	388	2,900	-	356	(2,900)
Mobitel S.A. - Dedic	d)	-	1,236	-	-	(1,236)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	j)	-	70	-	-	-
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	36	-	-	(492)
Operadoras Grupo Telefonica (Roaming internacional)	h)	-	51	-	-	(100)
Portugal Telecom Inovação do Brasil Ltda	e)	-	2,385	-	-	-
Telefonica Móviles Espana S.A.	h)	5	-	-	26	-
Atelecom S/A	l)	10	-	-	14	-
Vivo S.A.	a)	3,508	1,187	-	1,690	(472)
Total		19,917	21,564	-	15,711	(6,656)

		Company
	Nature of	12.31.09			06.30.09
Company	Transation	Assets	Liabilities		Result
		Current	Current	Noncurrent	Income	Expenses
Telecomunicações de São Paulo - Telesp	c)	-	220	15	-	(331)
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	-	-	-	(384)
Vivo S.A.	c)	-	92	-	-	-
Total		-	312	15	-	(715)

		Consolidated - 06.30.10
	Nature of	Assets	Liabilities	Result
Company	Transation	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	299,322	241,040	1,045,079	(200,458)
Telefonica Móviles Espana S.A.	h)	3,321	632	1,397	(5,310)
Portugal Telecom Inovação do Brasil Ltda	e) / l)	6	43,689	16	(17,041)
Telecomuncações Móveis Nacionais - TMN	h)	360	-	-	(1,263)
Telefonica Serviços Empresariais do Brasil Ltda	f)	227	15,692	859	(30,932)
Telefonica International Wholesale	j)	-	45	-	(196)
Telefonica International Wholesale Brasil	j) / l)	16	1,348	67	(2,652)
Portugual Telecom, SGPS, S.A.	b)	2,596	26,441	3,561	-
Telefonica Internacional S.A.	b)	-	13,936	-	(466)
Telefonica S.A.	b)	2,264	46,701	-	(1,587)
Cobros Gestão de Serviços	i) / k)	21	490	55	(730)
Atento Brasil S.A.	d) / k) / i)	5,299	44,432	7,763	(135,288)
Mobitel S.A. - Dedic	d) / k)	1,539	56,582	1,572	(155,287)
Terra Networks S.A.	g) / l)	1,276	484	922	-
Atelecom S/A	j) / l)	71	2,338	935	(6,174)
Telefonica Engenharia e Segurança	l) / j)	4	72	40	(115)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	8	158	35	(415)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	375	11,042	915	(6,590)
Operadoras Grupo Telefonica (Roaming internacional)	h)	2,623	241	-	(4,789)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	8	1	50	-
Total		319,336	505,364	1,063,266	(569,293)

		Consolidated
		12.31.09		06.30.09
	Nature of	Assets	Liabilities	Result
Company	Transation	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	299,512	1,035,706	(136,226)
Telefonica Móviles Espana S.A.	h)	2,608	2,071	1,247	(172)
Portugal Telecom Inovação do Brasil Ltda	e) / l)	8	44,002	9	(7,125)
Telecomuncações Móveis Nacionais - TMN	h)	979	575	344	(39)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	17,149	388	(26,921)
Telefonica International Wholesale	j)	-	24	-	-
Telefonica International Wholesale Brasil	j) / l)	9	2,095	-	(3,651)
Portugual Telecom, SGPS, S.A.	b)	2,622	33,771	9,902	-
Telefonica Internacional S.A.	b)	-	13,470	2,981	-
Telefonica S.A.	b)	2,148	45,113	9,777	(84)
Cobros Gestão de Serviços	i) / k)	1	561		(1,092)
Atento Brasil S.A.	d) / k) / i)	6,922	43,420	6,046	(151,215)
Mobitel S.A. - Dedic	d) / k)	1,699	34,811	120	(149,329)
Terra Networks S.A.	g) / l)	724	592		(1,139)
Atelecom S/A	j) / l)	338	2,829	2,537	(6,909)
Telefonica Sistemas do Brasil Ltda	l)	6	1	-	-
Telefonica Engenharia e Segurança	l) / j)	5	52	38	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	-	1,143	1	(897)
TBS Celular Participações Ltda	b)	-	13,152	-	-
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	3,475	11,825	3,152	(8,154)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	2,734	5,224	-
Primesys Soluções Empresariais S.A.	h)	-	-	113	(127)
T. Personales Unifon	c)	-	168	-	-
Total		367,816	569,070	1,077,585	(493,080)

28.c) Remuneration of key Management officers

During the six-month periods ended June 30, 2010 and 2009, the remuneration of the key Management officers, including fees and short term benefits, payroll charges, bonus and other benefits, totaled R$1,272 and R$1,492 in the controlling company and R$11,471 and R$11,049 in the consolidated amount, respectively, and were posted as expenses.

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, at June 30, 2010, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$16,953,576
General Civil Liability– RCG	R$6,110

30. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S.A.

31. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The Company and its subsidiaries have undertaken commitments with lessees of several stores and sites where the radio-base stations (ERB‘s) are located, already contracted at June 30, 2010, in the amount of R$3,628,018, as shown below:

Year	Amount
Up to one year	669,562
More than one year to five years	2,583,888
More than five years	374,568
Total	3,628,018

32. COMPREHENSIVE INCOME

In compliance with CPC 26, the Company shows below the changes in the total consolidated comprehensive income for the periods presented in the explanatory notes.

Equity pick up on adjustments of pension plans in the subsidiaries at 01.01.09	(102.860)
Net income for the six months ended June 30, 2009	314.721
Consolidated total comprehensive income in June 30, 2009	211.861

Equity pick up on adjustments of pension plans in the subsidiaries - merger of the shares	(26.394)
Equity pick up on adjustments of pension plans in the subsidiaries- actuarial reports	(9.524)
Net income for the six months ended December 31, 2009	536.020
Consolidated total comprehensive income in December 31, 2009	711.963

Consolidated total comprehensive income in June 30, 2010	427.856

33. BALANCE SHEET OF TELEMIG CELULAR S.A – AT 05/31/2010

As described in note 1, below we present the balance sheet of Telemig, as of May 31, 2010, used for purpose of its merger into the Company.

ASSETS		LIABILITIES and SHAREHOLDERS' EQUITY

Current		Current
Cash and cash equivalents	122,813	Payroll and social charges	17,799
Short-term investments pledged as collateral	2,264	Trade accounts payable	329,273
Trade accounts receivable, net	300,563	Taxes payable	122,464
Inventories	19,978	Loans and financing	47
Deferred and recoverable taxes	117,472	Interest on shareholders and dividends	11,820
Deposits and blockages escrow	7,228	Provision for contingencies	14,382
Prepaid expenses	65,049	Other liabilities	82,627
Other assets	5,221	Total current liabilities	578,412
Total current assets	640,588

Noncurrent		Noncurrent
Long-term receivables:		Long-term liabilities:
Deferred and recoverable taxes	245,023	Taxes payable	575,245
Deposits and blockages escrow	572,330	Loans and financing	12,830
Prepaid expenses	3,544	Debentures	61,588
Other assets	15	Provision for contingencies	14,888
Property and equipment, net	627,500	Other liabilities	40,146
Intangible assets, net	189,991	Total noncurrent liabilities	704,697
Total noncurrent assets	1,638,403
		Shareholders’ equity	995,882

Total assets	2,278,991	Total liabilities and shareholder´s equity	2,278,991

34. ADDITIONAL INFORMATION

Telefonica’s offer for acquisition of 50% interest held by Portugal Telecom in Brasilcel, N.V..
At May 10, Portugal Telecom SGPS S.A. (PT) communicated that it received a non-solicited offer from Telefónica S.A. (Telefonica) for the acquisition of 50% of its interest in Brasilcel for the amount of €5.7 billion. Valid until June 6, such offer was rejected by the Board of Directors of PT.

On June 01, PT informed to have received a new firm and unconditional proposal from Telefonica, increasing the offer value to €6.5 billion, with two alternatives, being one for the total immediate sale and the other a three-year deferred sale. Said offer was valid until June 30 and could be extended, in case the Board of Directors decided to submit it to the General Shareholders’ Meeting for examination. The Board of Directors of PT, considering that the offer did not reflect the strategic value to Telefonica, decided to call a General Shareholders’ Meeting for PT shareholders to decide on the offer.

On June 29, PT communicated to have received a revised offer from Telefonica, then increasing the value to €7.15 billion, valid until July 02, with all other conditions of the offer remaining unchanged. Such offer was examined by the General Shareholders’ Meeting held on June 30. At that meeting, out of the 62.9% shareholders attending the meeting who were entitled to vote, 73.9% voted for accepting the offer. Even though the majority of the shareholders accepted the offer, this acceptance was rejected by the Portuguese Government through their “A” shares (Golden Share).

Following the General Shareholders’ Meeting held on June 30, 2010 Telefonica communicated Portugal Telecom that the offer was extended until July 16, 2010.

On July 08, 2010 the court of Justice of the European Union declared illegal the right of rejection, through the Golden Share, given to the Portuguese Government in the statutes of Portugal Telecom.

At July 17, Telefonica informed that, since the offer was not accepted within the valid date, it expired at 11:59 p.m. of July 16, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.